EXHIBIT 99.1

SECOND QUARTER REPORT 2006 - AUGUST 2, 2006
Based on US GAAP and expressed in US dollars

Barrick Reports Record Earnings and Cash Flow
Legacy Placer Dome Gold Hedge Position Eliminated

HIGHLIGHTS
•

Q2 net income was $459 million ($0.53 per share) and operating cash flow was $643 million ($0.73 per share), both Company records and substantially higher than the prior-year period’s net income of $47 million ($0.09 per share) and operating cash flow of $101 million ($0.19 per share).

•
Equity gold production was 2.1 million ounces at total cash costs of $281 per ounce[1] , and copper production was 100 million pounds at total cash costs of $0.76 per pound[1]. The Company expects gold production for the second half of 2006 to increase due to stronger operating performances.

•	During Q2, the remaining legacy Placer Dome gold hedge position was eliminated. Year-to-date, the Company has reduced its corporate gold sales position by a total of 7.7 million ounces.
•	During Q2, Barrick concluded the sale of four Placer Dome mines and other agreed interests to Goldcorp Inc. for net cash proceeds of approximately $1.6 billion.
•
The Company is on track to meet its full-year gold production guidance of 8.6 - 8.9 million ounces at total cash costs of $275 - $290 per ounce, and has revised upwards its copper production guidance from 350 million pounds to 370 million pounds and is maintaining total cash costs guidance of about $0.75 - $0.80 per pound.

•
On July 24, 2006, Barrick announced all-cash offers for NovaGold Resources Inc. and Pioneer Metals Corporation in order to consolidate the ownership to 100% of the Donlin Creek project and add Galore Creek to its unrivalled project pipeline.

Barrick Gold Corporation today reported net income of $459 million ($0.53 per share) for second quarter 2006, up significantly from net income of $47 million ($0.09 per share) in the year-earlier period. Second quarter 2006 net income was positively impacted by $30 million ($0.03 per share) of special items (see page 9 of Management’s Discussion and Analysis for further details).
Operating cash flow for second quarter 2006 was $643 million ($0.73 per share), compared with the prior-year period of $101 million ($0.19 per share).
“As gold and copper prices rose in the second quarter, our operating margins expanded and had a direct positive impact on our bottom line,” said Greg Wilkins, President and CEO. “The result was record earnings and cash flow per share.”

PRODUCTION AND COSTS
In second quarter 2006, Barrick produced 2.1 million ounces of gold at total cash costs of $281 per ounce, compared to 1.2 million ounces produced at total cash costs of $243 per ounce for the prior-year quarter. The increase in production year-over-year is due to the successful acquisition of Placer Dome and the contribution from Barrick’s new generation of mines.

__________________
1 Total cash costs is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this performance measure see pages 15 to 17 of the Company’s MD&A.

BARRICK SECOND QUARTER 2006                                                                                                                                         PRESS RELEASE

Barrick’s financial results benefited from the strong gold price, as it realized $592 per ounce on its gold sales, a 40% increase over the prior-year period. As a result, the Company’s margin over its total cash costs increased to over $300 per ounce in the current quarter, versus $181 per ounce in the prior-year period. The Company also produced 100 million pounds of copper during the second quarter 2006, and realized $3.49 per pound on its copper sales relative to its total cash costs of $0.76 per pound.

HEDGE BOOK REDUCTION
Barrick believes the long-term outlook for gold prices is positive and has aggressively reduced its gold hedge program. During the second quarter, the remaining legacy Placer Dome gold hedge position was eliminated, for a total reduction of 7.7 million ounces year-to-date. The total cost of reducing the Placer Dome gold hedge position was approximately $1.8 billion, of which $0.3 billion remains to be paid. During the second quarter, the Company’s realized price on its gold sales was reduced by $35 per ounce, primarily as a result of hedge accounting adjustments related to the acquired Placer Dome hedge position. The corporate gold sales contract position currently totals 2.8 million ounces, and the Company intends to continue to reduce this position opportunistically, such that it is eliminated by no later than the end of 2009.

REGIONAL RESULTS
North America
The North America region’s second-quarter gold production was 0.8 million ounces at total cash costs of $293 per ounce versus 0.6 million ounces at total cash costs of $257 per ounce in the prior-year period. The Company expects North American gold production for the second half of 2006 to be slightly higher primarily due to planned mine sequencing at Bald Mountain and Cortez. Total cash costs for the region increased over the same period primarily due to the mix of production from the acquired mines, higher prices of diesel fuel and higher royalties. Goldstrike’s total cash costs were reduced in the quarter due to Barrick’s new power plant. The Goldstrike property passed a milestone in May 2006 when it poured its 30 millionth ounce of gold since its acquisition 20 years ago.

    At the Cortez Hills project, open-pit mining equipment is being procured, commissioning of a water supply system is ongoing, and development of twin declines for underground exploration continues to advance. During the second quarter, 659 meters of development were advanced, for a total of 1,087 meters of development project-to-date.
At the Pueblo Viejo project, the Company continues to update the feasibility analysis prepared by Placer Dome prior to the acquisition, while concurrently undertaking government and community relations, and environmental permitting. As well, work began on a 3,000-meter, 10-hole diamond drill program to test the extension of mineralization between two ore zones.
Since acquiring control of Placer Dome earlier this year, Barrick has moved decisively at the Donlin Creek project to ensure that the appropriate financial, technical and human resources are being devoted to the timely completion of the required feasibility study. The 2006 budget has been increased from $30 million to $56 million. The number of drills operating at the site have been significantly increased to insure that the 80,000 meters of drilling planned for this year can be completed, ensuring that sufficient drilling information is available to complete the feasibility study. In addition, Barrick has assigned to this project the best qualified technical personnel from both inside of Barrick and externally to ensure that the challenges and opportunities of the project are properly assessed and exploited.

South America
The South America region produced 0.5 million ounces of gold at total cash costs of $176 per ounce in the second quarter 2006 versus 0.2 million ounces of gold at $138 per ounce in 2005 as a result of the start-up of two of Barrick’s new generation of mines in the last year. At Lagunas Norte, which has produced over one million ounces of gold since its start-up in June 2005, primary crusher capacity has been increased from 42,000 tonnes per day to 54,000 tonnes per day. As a result of this increased capacity and higher recovery rates, the mine continues to target production of over one million ounces in 2006. At Veladero, ore grades for leaching are expected to increase as the mine transitions from mining lower grade ore from the Filo Mario pit to higher grade

BARRICK SECOND QUARTER 2006                                                                2                                                                          PRESS RELEASE

ore from the Amable pit in the second half of 2006. The Zaldívar copper mine produced 82 million pounds of copper during second quarter 2006 at total cash costs of $0.61 per pound. The Company has increased its 2006 copper production guidance at Zaldívar from 280 million pounds to 300 million pounds due to higher grades.
At the Pascua-Lama project in Chile/Argentina, the Chilean environmental regulatory authorities provided definitive approvals of the development project, when the appeal process was completed in June. In addition, during the quarter, the Argentine evaluation commission reviewing the project’s environmental impact assessment requested the submission of a report consolidating all environmental impact assessment and related documentation, which resulted in an adjustment of the target for approvals to the fourth quarter of 2006.

Australia Pacific
The Australia Pacific region’s second-quarter gold production was 0.6 million ounces at total cash costs of $306 per ounce versus 0.2 million ounces at total cash costs of $257 per ounce in the prior-year period. At Kalgoorlie, lower production was due to reduced throughput because of mill shutdowns which resulted in higher total cash costs. At Cowal, production commenced in late April, and is expected to ramp up in the second half of the year as throughput and recovery levels increase. Total cash costs for the region increased over the prior-year period due to the new mix of mines, higher prices of input commodities, and consumables, higher energy costs and higher foreign exchange rates.

Africa
The Africa region produced 0.2 million ounces of gold in the quarter at total cash costs of $368 per ounce versus 0.1 million ounces at total cash costs of $344 per ounce in the prior-year period. At North Mara, production is expected to increase in the second half of the year due to accessing higher-grade areas of the pit. On May 4, 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine’s Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. As a result, the mine site’s hoisting capacity has been reduced to 40% for the remainder of the year, and the Company is adjusting its full-year guidance for South Deep to about 150,000 ounces of gold production at total cash costs of $560 per ounce. The Company is insured for property damage and a portion of business interruption losses, and has initiated the claims process in connection with this event. The mine’s Twin Shaft complex is expected to be back in operation by early 2007.

EXPLORATION UPDATE[2]
The Company is pleased with the year-to-date progress on its exploration programs. Based on successful work to date, the Company has increased its budgets at South Arturo and Cortez.
At the South Arturo deposit, the 2006 drill program has been expanded due to success to date. New mineralization along the Hinge Zone has been discovered and the exploration budget has been doubled to $10 million (100% basis). Four drill rigs continue to drill targets with objectives to better define the ore with infill and extension drilling.
At the Cortez property, the Company is focusing on the Gold Acres Window and other favorable geological terrains. Based on year-to-date success, an additional $8.5 million (100% basis) in funding has been allocated to these drill programs. At Gold Acres, the drill program is working on resource delineation of oxide and refractory mineralization near existing pits as well as targeting new mineralization.

CORPORATE DEVELOPMENT
During the second quarter, the Company concluded the sale of the shares of Placer Dome (CLA) Limited, which owns four Placer Dome mines and other agreed interests, to Goldcorp Inc. Net cash proceeds from the sale were approximately $1.6 billion. There is no impact to earnings nor Barrick’s projected 2006 gold production as a result of the transaction.
On July 24, 2006, Barrick announced all-cash offers for NovaGold Resources Inc. and Pioneer Metals Corporation in order to consolidate the ownership to 100% of the Donlin Creek project and add Galore Creek
__________________________
[2] Barrick’s exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK SECOND QUARTER 2006                                                                  3                                                                           PRESS RELEASE

to its unrivalled project pipeline. The proposed NovaGold transaction is valued at approximately $1.29 billion (or $1.53 billion on a fully-diluted basis), while the proposed Pioneer transaction is valued at about C$60.1 million (or C$64.7 million on a fully-diluted basis).
“Having successfully acquired and integrated the Placer Dome mines into our portfolio, the acquisition of NovaGold fits with our strategic plans to further strengthen our project pipeline and meet the challenge of growing our reserve and resource base,” said Mr. Wilkins. “Our strong balance sheet gives us the ability to finance this acquisition with cash, thereby increasing our per share leverage to gold and copper.”

PLACER DOME INTEGRATION AND 2006 OUTLOOK
The integration of the Placer Dome mines has been completed and the Company has done detailed reviews of all significant operations. Numerous improvements have been identified highlighting ‘value add’ opportunities in addition to the integration synergies, and will be implemented in the coming months.
The $200 million annual synergies have been specifically identified, and the Company expects to reach the $200-million run rate in 2007.

The Company is reiterating its 2006 gold production guidance of 8.6 - 8.9 million ounces at $275 - $290 per ounce. Full-year copper production guidance has been increased to approximately 370 million pounds and total cash costs guidance has been maintained at about $0.75 - $0.80 per pound. The Company expects gold production for the second half of 2006 to be stronger due to better performances from Veladero, Lagunas Norte, Cortez and North Mara. The Company now expects its 2006 exploration expense to be in the range of $180 - $190 million, project development expense to be about $150 million, and its tax rate to be about 28% - 30%.

* * * * *

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

BARRICK SECOND QUARTER 2006                                                                  4                                                                           PRESS RELEASE

Key Statistics

	Three months ended June 30,		Six months ended June 30,
(in United States dollars) (Unaudited)	2006	2005	2006	2005

Operating Results
Gold production (thousands of ounces)[1]	2,085	1,159	4,041	2,303
Gold sold (thousands of ounces)[1]	1,998	1,085	3,938	2,214

Per ounce data
Average spot gold price	$627	$427	$590	$427
Average realized gold price[5]	592	424	565	426
Total cash costs[2]	281	243	282	242
Amortization[3]	73	81	77	79
Total production costs	354	324	359	321

Copper production (millions of pounds)	100	n/a	172	n/a
Copper sold (millions of pounds)	98	n/a	177	n/a

Per pound data
Average spot copper price	$3.27	n/a	$2.75	n/a
Average realized copper price	3.49	n/a	2.96	n/a
Total cash costs[2]	0.76	n/a	0.76	n/a
Amortization[3]	0.25	n/a	0.47	n/a
Total production costs	1.01	n/a	1.23	n/a

Financial Results (millions)
Sales	$1,556	$463	$2,810	$947
Net income	459	47	683	113
Operating cash flow	643	101	1,021	225

Per Share Data (dollars)
Net income (diluted)	0.53	0.09	0.82	0.21
Operating cash flow (diluted)	0.73	0.19	1.22	0.42
Weighted average diluted common shares (millions)[4]	878	536	835	536

	As at June 30,	As at December 31,
	2006	2005
Financial Position (millions)
Cash and equivalents	$1,430	$1,037
Non-cash working capital	54	151
Long-term debt	2,893	1,721
Shareholders’ equity	13,258	3,850

[1]	Includes equity gold ounces in Tulawaka and South Deep. Production also includes equity gold ounces in Highland Gold.
[2]
 Represents equity cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to page 15. Excludes amortization and inventory purchase accounting adjustments.

[3]	Represents equity amortization expense and inventory purchase accounting adjustments at the Company's producing mines divided by equity ounces of gold sold or pounds of copper sold.
[4]	Fully diluted, includes dilutive effect of stock options, convertible debt and preferred shares.
[5]	Calculated as consolidated gold sales divided by consolidated ounces sold.

BARRICK SECOND QUARTER 2006                                                       5                                                                 SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs (US$/oz)
	Three months ended June 30,		Six months ended June 30,[1]		Three months ended June 30,		Six months ended June 30,[1]
(Unaudited)	2006	2005	2006	2005	2006	2005	2006	2005
North America	821	620	1,673	1,277	$293	$257	$292	$254
South America	461	197	884	343	176	138	184	130
Australia Pacific	564	233	1,046	487	306	257	312	244
Africa	230	106	419	184	368	344	365	351
Russia/Central Asia	9	3	19	12	494	323	422	268
Total	2,085	1,159	4,041	2,303	$281	$243	$282	$242

	Copper Production (attributable pounds) (Millions)				Total Cash Casts (US$/lb)
	Three months ended June 30,		Six months ended June 30,[1]		Three months ended June 30,		Six months ended June 30,[1]
(Unaudited)	2006	2005	2006	2005	2006	2005	2006	2005
South America	82	-	142	-	$0.61	$-	$0.60	$-
Australia Pacific	18	-	30	-	1.46	-	1.41	-
Total	100	-	172	-	$0.76	$-	$0.76	$-

	Total Production Costs (US$/oz)
	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2006	2005	2006	2005
Direct mining costs at market foreign exchange rates	$286	$286	$288	$279
Gains realized on currency and commodity hedge contracts	(12)	(25)	(12)	(24)
By-product credits	(19)	(35)	(18)	(30)
Cash operating costs	255	226	258	225
Royalties	19	12	17	12
Production taxes	4	2	4	2
Accretion and other costs	3	3	3	3
Total cash costs[2]	281	243	282	242
Amortization	73	81	74	79
Inventory purchase accounting adjustments	-	-	3	-
Total production costs	$354	$324	$359	$321

	Total Copper Production Costs (US$/lb)
	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2006	2005	2006	2005
Cash operating costs	$0.75	$-	$0.74	$-
Royalties	0.01	-	0.02	-
Total cash costs[2]	0.76	-	0.76	-
Amortization	0.13	-	0.13	-
Inventory purchase accounting adjustments	0.12	-	0.34	-
Total production costs	$1.01	$-	$1.23	$-

[1]	Barrick's share of acquired Placer Dome mines' production and total cash costs for the period January 20, 2006 to June 30, 2006.
[2]	Total cash costs per ounce/pound excludes amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this Second Quarter Report 2006. For more information see pages 15 to 17 of the Company's MD&A.
BARRICK SECOND QUARTER 2006                                                       6                                                                 SUMMARY INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

This portion of the Quarterly Report provides management's discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2006, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of August 2, 2006, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles ("US GAAP"), for the three and six month periods ended June 30, 2006 (collectively, the "Financial Statements"), which are included in this Quarterly Report on pages 29 to 58. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated Financial Statements for the three years ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CONTENTS
Executive Overview	7	Liquidity	23
Key Economic Trends	10	Capital Resources	23
Consolidated Gold and Copper Production,		Balance Sheet	24
Sales and Costs	11	Contractual Obligations and Commitments	24
Results of Operating Segments	11	Gold Sales Contracts	24
Total Cash Costs Performance Measures	15	Critical Accounting Policies and Estimates	25
Other Costs and Expenses	18	Cautionary Statement on Forward-Looking
Liquidity and Capital Resources	22	Information	27
Cash Flow	22

EXECUTIVE OVERVIEW
Gold production in 2006 has increased substantially over the prior year due to contributions from our three newest mines Lagunas Norte, Veladero and Cowal as well as production from the Placer Dome mines acquired in January 2006. For the three and six month periods ended June 30, 2006 gold production includes 0.66 million and 1.16 million ounces, respectively, from the acquired Placer Dome mines. In second quarter 2006, we produced 100 million pounds of copper from two copper mines acquired with Placer Dome for a total of 172 million pounds of copper produced in the six months ended June 30, 2006. Earnings and operating cash flow have increased substantially due to the higher gold production levels and higher realized gold prices, as well as the contribution from copper production at recent high copper prices. Earnings on a per share basis reflect 322.8 million common shares issued in first quarter 2006 to acquire Placer Dome. In second quarter 2006, we received $1.641 billion on closing of the sale of certain Placer Dome operations to Goldcorp, repaid $872 million of debt obligations, and spent $274 million on capital expenditures.

BARRICK SECOND QUARTER 2006                                                                7                                  MANAGEMENT'S DISCUSSION AND ANALYSIS

Results Overview
($ millions, except per share, per ounce/pound data in dollars)

	Three months ended June 30			Six months ended June 30
	Gold		Copper[1]	Gold		Copper[1]
	2006	2005	2006	2006	2005	2006
Production ('000s oz/millions Ibs)[2]	2,085	1,159	100	4,041	2,303	172
Sales[2]
'000s oz/millions Ibs	1,998	1,085	98	3,938	2,214	177
$ millions	$1,213	$463	$343	$2,284	$947	$526
Market price[3]	627	427	3.27	590	427	2.75
Realized price[3]	592	424	3.49	565	426	2.96
Total cash costs[2,4]	281	243	0.76	282	242	0.76
Amortization[2,3,5]	73	81	0.25	77	79	0.47
Total production costs[1,2]	$354	$324	$1.01	$359	$321	$1.23

		2006	2005		2006	2005
Net income		$459	$47		$683	$113
Net income per share
Basic		0.53	0.09		0.83	0.21
Diluted		0.53	0.09		0.82	0.21
Cash inflow (outflow) from continuing operations
Operating activities		643	101		1,021	225
Investing activities		(308)	(323)		(717)	(590)
Financing activities		$(1,776)	$25		$(1,527)	$101

[1]	The 2005 comparative period for copper has been omitted as we did not produce any significant amounts of copper prior to the copper mines acquired with Placer Dome.
[2]	Gold production and sales, and total cash cost per ounce/pound statistics exclude the results of discontinued operations, and reflect our equity share of production.
[3]	Per ounce/pound weighted average.
[4]
Total cash costs per ounce/pound statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this MD&A. For more information see pages 15 to 17.

[5]	Amortization includes inventory purchase accounting adjustments.

At acquisition, Placer Dome had a net obligation to deliver approximately 7.7 million ounces of gold as well as various other derivative positions. The aggregate fair value of these derivative positions was recorded as a liability of $1,707 million on January 20, 2006. This Placer Dome gold hedge position has now been reduced to zero (on a net economic basis). The elimination of these hedges was done via a combination of financial closeouts and offsetting positions with 4.7 million ounces eliminated in first quarter 2006 and 3 million ounces eliminated in second quarter 2006. The total cash required to date to settle these Placer Dome gold hedge positions has been approximately $1.5 billion, with approximately $0.3 billion to be incurred in future periods for positions which have been economically offset but not yet settled. The cost to closeout the 3.0 million ounces of Placer Dome gold positions in the second quarter 2006 was approximately $0.8 billion.

The acquired Placer Dome positions received hedge accounting treatment from the date of the acquisition until they were eliminated and, therefore, had a designated date and price against specific future gold sales. Due to the impact of hedge accounting for these contracts, for the balance of production for 2006, revenue will be based on selling prices that approximate spot gold prices less a fixed reduction of $97 million of which we expect to record a reduction of $79 million in third quarter 2006 and a further $18 million in fourth quarter 2006. Barrick's remaining fixed-price gold sales contracts stand at 2.8 million ounces of Corporate Gold Sales Contracts, and a further 9.5 million ounces of Project Gold Sales Contracts which are allocated to our development projects, principally Pascua-Lama and Pueblo Viejo (see pages 24 to 25).

BARRICK SECOND QUARTER 2006                                                                8                                  MANAGEMENT'S DISCUSSION AND ANALYSIS

Key Factors Affecting Earnings
people and mining operations of Placer Dome, consolidation of certain business and exploration offices, and elimination of redundancies between the two organizations. The $200 million in annual synergies have been specifically identified, and we expect reach the $200 million run rate in 2007. In second quarter 2006, we also continued to validate our assumptions as to where we expect to achieve these synergies. We continue to expect these synergies to come from the following areas:
•   Administration and offices globally - we expect this area to contribute about 25% of the total synergies based on the closures of redundant offices around the world.
•  Exploration - This area contributes about 25% of the total synergies.
•  Operations and technical services - This area comprises about 30%. Value is being driven from sharing of best practices; project optimization; supply chain management; continuous improvement; and research and development.
•  Finance and tax - We see opportunities for debt consolidation, reduced fees and costs, and tax planning, which comprise about 20% of the total synergies.

Offers to acquire NovaGold Resources Inc. and Pioneer Metals Corporation
On July 24, 2006 we announced our intention to make an all cash offer of $14.50 per share for all the outstanding shares of NovaGold Resources Inc. ("NovaGold"). The acquisition of NovaGold would enable us to consolidate our interest in the Donlin Creek project in Alaska, USA, acquire a 100% interest in the Galore Creek project in British Columbia, Canada and a 100% interest in the Rock Creek open-pit gold deposit, in Nome, Alaska, which is targeted to begin commercial production in 2007.[1] NovaGold's other assets at May 31, 2006 included cash of $184 million, and investments with a market value of about $66 million.[2] Based on the outstanding equity securities of NovaGold at July 24, 2006, the cost of acquiring 100% of NovaGold would be $1.53 billion on a fully diluted basis.

Also on July 24, 2006 we announced that we had reached an agreement with Pioneer Metals Corporation ("Pioneer"), whereby it will support Barrick's offer to acquire all its outstanding common shares for cash consideration of C$1.00 per share or approximately C$64.7 million on a fully diluted basis. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold's Galore Creek project.
[1] [1]  As per NovaGold's Annual Report 2005.
[2]  As per NovaGold's Second Quarter Report 2006.  Dollar amounts were converted to US dollars using the month-end rate.

($ millions)	Refer to page	Increase Q2 2006 vs. Q2 2005	(decrease) Year to date 2006 vs. 2005
Higher realized gold prices	11	$ 336	$ 547
Higher sales volumes[1]
Gold	11	93	181
Copper	11	255	366
Higher total cash costs	11	(77)	(158)
Higher interest expense	20	(36)	(54)
Higher exploration and project development expense	18	(35)	(56)
Higher income tax expense[2]	20	(142)	(224)
Special items[3]	9	11	(25)
Other	7	(7)
Total	$ 412	$ 570

[1] Impact of changing sales volumes on margin between selling prices, total cash costs and amortization, but excluding inventory purchase accounting adjustments.
[2] Excluding the impact of tax effects of special items.
[3] Special items are presented on a post-tax basis.

Special Items - Effect on Earnings Increase (Decrease)[1]
Three months ended June 30	Six months ended June 30
($ millions)	Page	2006	2005	2006	2005
Non-hedge derivative gains	20	$ 40	$ 4	$ 30	$ 7
Gain on Kabanga transaction	20	-	15	-	15
Inventory purchase accounting adjustments	27	(10)	-	(58)	-
Deferred tax credits	20	-	-	31	-
Cumulative accounting changes	-	-	-	6
Total	$ 30	$ 19	$ 3	$ 28
  [1]  Amounts are presented on a post-tax basis.

Acquisition of Placer Dome
In second quarter 2006, we completed the sale of shares of Placer Dome (CLA) Limited to Goldcorp Inc. On completion of the transaction, Goldcorp assumed interests in all of Placer Dome's Canadian operations (other than its office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome's interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic, for cash consideration of about $1.641 billion.

In second quarter 2006, we completed the integration of Placer Dome mines. The integration plan, which we began immediately following the acquisition of Placer Dome in first quarter 2006, focused on integrating the

BARRICK SECOND QUARTER 2006                                                                        9                                           MANAGEMENT'S DISCUSSION AND ANALYSIS

2006 Outlook
While our original guidance for consolidated gold production and total cash costs remains unchanged, we have updated our 2006 guidance for copper production, exploration expense, project development expense and our effective tax rate. Higher copper production mainly reflects improved ore grades at Zaldivar. Higher exploration expense and project development expense mainly reflects higher projected levels of activity at our various development projects and exploration programs. The lower expected income tax rate mainly reflects changes in the expected geographical mix of income.

rise in the second quarter supported by strong market fundamentals, reaching a high of $3.99 per pound in May and closing at $3.37 per pound at the end of June 2006. We are optimistic that continuing strong demand and supply constraints in the copper market will provide ongoing support for copper prices.

Currency Exchange Rates
About 70-75 percent of our production costs are denominated in US dollars and are therefore not exposed to fluctuations in US dollar exchange rates. For the remaining portion of our production costs that are denominated in other currencies, our currency hedge position has mitigated to a significant extent the effect of the weakening of the US dollar over the last few years on operating costs at our Australian and Canadian mines. With the Placer Dome acquisition, our inherent exposure to the Australian dollar and South African rand increased. About one third of our Australian dollar expenditures over the next three years are exposed to changes in Australian dollar exchange rates. Operating expenditures in South Africa are fully exposed to changes in the South African rand, which weakened in the second quarter as investors sold emerging market currencies to the benefit of the US dollar as the US Federal Reserve continued to raise interest rates. Further information on our currency hedge position is included in note 15 to the Financial Statements.

Other Commodities and Consumables
The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold and copper, as well as, in some cases, constraints on supply. We continue to seek ways to mitigate these risks. To help mitigate rising oil prices and control the cost of fuel consumption, we have a fuel hedge position totaling 2.4 million barrels of oil, which represents about 17% of our total estimated consumption through 2010. The fuel hedge contracts are primarily designated for our Goldstrike, Round Mountain, and Kalgoorlie mines and have an average price of $51 per barrel, about 30% lower than recent market prices.

In 2005, we completed construction of a power plant in Nevada for our Goldstrike mine, designed to enable us to lower the cost of power consumed at the mine. The plant has enabled us to lower the cost per kwh from approximately 8 cents to 6.6 cents in 2006, with a corresponding decrease in the total cash costs of gold produced at Goldstrike of about $8 per ounce in the first half of 2006. We have initiated an energy management program with a goal to reduce energy consumption and the cost of energy at our operating mines and projects. Renewable energy sources are being considered as part of this program.

For the year ended December 31	2006E
Gold
Production (millions of ounces)	8.6-8.9
Total cash costs[1] ($ per ounce)	$275-$290
Copper
Production (millions of pounds)	370
Total cash costs[1] ($ per pound)	$0.75-$0.80
Corporate administration expense (millions)	$140
Exploration expense (millions)	$180-$190
Project development expense (millions)	$150
Other operating expenses (millions)	$85
Interest income (millions)	$75
Interest expense (millions)	$110
Capital expenditures (millions)	$1,200-$1,300
Tax rate	28%-30%

[1] Total cash costs per ounce exclude amortization expense and inventory purchase accounting adjustments charged to cost of sales. Guidance for 2006 excludes discontinued operations and reflects our equity share of production.

KEY ECONOMIC TRENDS

Gold, Silver and Copper Prices
In second quarter 2006, gold prices ranged from $543 to $730 per ounce with an average market price of $627 per ounce. The price of gold continued its upward trend in the first half of the quarter largely due to strong investment demand, geopolitical concerns, and a weakening US dollar, before retracting to levels comparable to those observed early in the quarter. The sell off was partly triggered by lower physical demand and fund selling. We remain confident that gold prices will remain strong for the same reasons that have caused gold prices to rise over the first half of 2006, and as investors continue to show interest in gold.

Silver prices reached a high of $15.17 per ounce in May 2006, and have risen more than 16% since the beginning of the year, largely due to the silver ETF launched in the second quarter. We expect silver prices to remain buoyant as investors focus on earning increased returns over traditional investments. Copper prices continued to

BARRICK SECOND QUARTER 2006                                                                      10                                         MANAGEMENT'S DISCUSSION AND ANALYSIS

US Dollar Interest Rates
Short-term US dollar interest rates rose in 2006 as the US Federal Reserve continued its tightening cycle. We presently expect long-term interest rates to rise slightly as the front end of the interest rate curve rises due to inflation risks. Volatility in interest rates mainly affects interest receipts on our cash balances ($1.4 billion cash at the end of second quarter 2006), and interest payments on variable-rate debt ($1.1 billion of variable-rate debt at the end of second quarter 2006).

CONSOLIDATED GOLD AND COPPER PRODUCTION, SALES AND COSTS

In second quarter 2006, gold production and sales increased substantially over the prior year period, due to the acquired Placer Dome mines and production from Lagunas Norte, Veladero and Cowal. In second quarter 2006, we produced 100 million pounds of copper for a total of 172 million pounds in the first six months of 2006.

Realized gold prices have increased significantly in 2006 compared to the same period in 2005 due to the trend of rising market gold prices. Realized gold prices of $592 per ounce in second quarter 2006 were $168 higher than in second quarter 2005, due to higher market gold prices, but reflect a reduction of about $35 per ounce primarily due to hedge accounting adjustments relating to the impact of hedge accounting for the acquired Placer Dome gold hedge position from the date of acquisition through the date the position was eliminated. Cash margins on gold, representing the difference between realized gold selling prices and total cash costs, have increased by $130 per ounce, or 72%, in second quarter 2006 compared to the prior year period, as gold price increases have more than offset increases in total cash costs over the same period. Realized copper prices have also increased significantly over the course of 2006, reflecting the trend of higher market copper prices in the first half of the year.

Consolidated Total Cash Costs per Ounce/Pound1

	Three months ended June 30			Six months ended June 30
	Gold		Copper	Gold		Copper
(in dollars per ounce/pound)	2006	2005	2006	2006	2005	2006
Cost of sales[1,2,3]	$286	$286	$0.75	$288	$279	$0.74
Currency/commodity hedge gains	(12)	(25)	-	(12)	(24)	-
By-product credits	(19)	(35)	-	(18)	(30)	-
Royalties/production taxes	23	14	0.01	21	14	0.02
Accretion/other costs	3	3	-	3	3	-
Total cash costs[1]	$281	$243	$0.76	$282	$242	$0.76

[1]	Total cash costs per ounce/pound and cost of sales per ounce/pound both exclude amortization and inventory purchase accounting adjustments - see page 17.
[2]	At market currency exchange and commodity rates, adjusted for non-controlling interests - see page 17.
[3]	Excludes costs of sales related to discontinued operations.

Total cash costs in second quarter 2006 for gold were higher than the prior-year period, primarily because, on average, costs at the acquired Placer Dome mines are higher than at our legacy mines. The effects of rising commodities and consumables prices, higher royalty costs and processing of lower-grade ore at some of our mines were partly offset by lower-cost production from Lagunas Norte that began in the second half of 2005 and the availability of higher-grade ore at Goldstrike in the first half of 2006.

RESULTS OF OPERATING SEGMENTS

In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using "total cash costs per ounce" and "total cash costs per pound" statistics that represent segment cost of sales, less inventory purchase price adjustments, divided by ounces of gold and pounds of copper sold in each period. The discussion of results focuses on these statistics in explaining changes in segment expenses.

BARRICK SECOND QUARTER 2006                                                                    11                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended June 30				Six months ended June 30
	Production (000's ozs/millions Ibs)		Total cash costs ($ per oz/lb)		Production (000's ozs/millions Ibs)		Total cash costs ($ per oz/lb)
	2006	2005	2006	2005	2006	2005	2006	2005
Gold
North America	821	620	$293	$257	1,673	1,277	$292	$254
South America	461	197	176	138	884	343	184	130
Australia Pacific	564	233	306	257	1,046	487	312	244
Africa	230	106	368	344	419	184	365	351
Russia/Central Asia	9	3	494	323	19	12	422	268
	2,085	1,159	281	243	4,041	2,303	282	242
Copper
South America	82	-	0.61	-	142	-	0.60	-
Australia Pacific	18	-	1.46	-	30	-	1.41	-
	100	-	$0.76	$-	172	-	$0.76	$-

North America
Producing Mines
Through the Placer Dome acquisition we acquired 4 producing mines. The mines acquired from Placer Dome are Cortez (60% owned), Turquoise Ridge (75% owned) and Bald Mountain in Nevada, and Golden Sunlight in Montana. We also acquired three significant projects: Cortez Hills, within the Cortez Joint Venture area of interest in Nevada (60% owned); Pueblo Viejo in the Dominican Republic (60% owned); and Donlin Creek in Alaska (30% owned with earn-in rights to 70%). In second quarter 2006, gold production increased by 32% over the prior-year period, with the mines acquired through Placer Dome accounting for 30% of the increase. The remaining increase in production is mainly due to increased production at Goldstrike as a result of mining higher-grade material and improved gold recovery rates at the autoclave facility. Temporary lower production levels are being experienced at Round Mountain and Cortez mainly due to layback work leading to fewer ore tons mined (and more waste) at Round Mountain, and a combination of fewer ore tons mined and lower ore grades at Cortez. Due to pit wall instability at Golden Sunlight, production levels have been lower, but remediation work is nearing completion and production levels at the mine are expected to increase in the second half of 2006.

Total cash costs per ounce in the second quarter 2006 were 14% higher than the same period in 2005 mainly due to higher prices of input commodities and consumables used in the production process, higher royalties and production taxes due to higher market gold prices and also because average total cash costs of the acquired Placer Dome mines are higher than those of the legacy Barrick mine sites. At Cortez and Round Mountain, the temporary lower production levels have also contributed to higher total cash costs. These cost increases have been partially mitigated by higher-than expected silver by-product credits at Eskay Creek due to high market silver prices and higher silver grades in the material produced, and lower power costs at Goldstrike, which is benefiting from the Western 102 power plant. We continue to expect to meet our original full-year 2006 guidance for gold production and total cash costs for the North America region.

Significant Projects
At the Ruby Hill mine project, an open-pit, heap-leach operation exploiting the East Archimedes deposit, construction costs of $7 million were spent during the second quarter 2006, mainly for pre-production waste stripping activities that will continue throughout 2006, with first gold production expected in early 2007.

At the Cortez Hills project, which involves the development of two adjacent deposits - Cortez Hills and Pediment - within the Cortez Joint Venture area of interest, second quarter 2006 activities consisted primarily of the ongoing procurement of open-pit mining equipment, commissioning of a water supply system for the underground portion of the project, and driving an additional 659 meters of underground exploration development for a total of 1,087 meters of development project-to-date. The underground portion of the project consists of twin declines being driven from portals within an existing open pit for exploration of the area underneath the proposed Cortez Hills open pit. Geological, geotechnical and hydrological site data continues to be collected for use in the underground pre-feasibility study. Surface construction activities related to the open pit portion of the project, which include leach pad construction, crusher and conveyor installation, and pre-production waste stripping, will commence once the required permits are obtained.

BARRICK SECOND QUARTER 2006                                                                    12                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

At the Pueblo Viejo project, we continued to update the feasibility analysis prepared by Placer Dome prior to the acquisition and we are reviewing other work completed on the project. Concurrent with the review and update of the feasibility analysis, activities relating to government and community relations and environmental permitting for both the mine and the related power plant are ongoing. In addition, work began on a 3,000-meter, 10-hole diamond drill program to test the extension of mineralization between two ore bodies. In May 2006, a joint venture agreement with Goldcorp was finalized, which establishes Barrick as the 60% owner and operator of the project.

The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaska aboriginal corporations until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. The Donlin Creek property is being explored and developed under a Mining Venture Agreement between NovaGold and wholly-owned subsidiaries of Barrick entered into in November 2002. Under the terms of such agreement, Barrick currently holds a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold; and (3) obtaining the approval of Barrick's Board of Directors to construct a mine on the property. At the end of March 2006, Barrick satisfied the funding condition. Barrick is currently taking the steps necessary to complete the required feasibility study and intends to present the project to its Board of Directors for approval in due course.

Since acquiring control of Placer Dome Inc. earlier this year, Barrick has moved decisively to ensure that the appropriate financial, technical and human resources are being devoted to the timely completion of the required feasibility study. The 2006 budget has been increased from $30 million to $56 million. The number of drills operating at the site have been significantly increased to insure that the 80,000 metres of drilling planned for this year can be completed, ensuring that sufficient drilling information is available to complete the feasibility study. In addition, Barrick has assigned to this project the best qualified technical personnel from both inside of Barrick and externally to ensure that the challenges and opportunities of the project are properly assessed and exploited.

South America
Producing Mines
Gold production was higher in second quarter 2006 compared to the prior-year period, mainly because of the start-up of the Lagunas Norte and Veladero mines in the second half of 2005, partly offset by lower production at Pierina with mining of deeper, lower-grade areas of the deposit. At Lagunas Norte, which has produced over one million ounces of gold since its start-up in June 2005, primary crusher capacity has been increased from 42,000 tonnes per day to 54,000 tonnes per day. As a result of this increased capacity and higher recovery rates, the mine continues to target production of over one million ounces in 2006. At Veladero, after the transition of mining from the Filo Mario pit to the higher-grade ore from the Amable pit in the second half of 2006, we expect gold production to increase. All three mines benefited from higher silver by-product credits in second quarter 2006, but continue to be impacted by higher prices for input commodities and consumables, leading to higher total cash costs in 2006.

At Zaldívar, a copper mine that we acquired through the Placer Dome acquisition, we produced 82 million pounds of copper in second quarter 2006 at total cash costs of $0.61 per pound. Higher production during the second quarter 2006 was mainly due to better equipment availability and the acquisition of three more haul trucks, combined with changes in mine sequencing to mitigate a temporary period of lower conveyor capacity at the crusher. Total cash costs per pound were better than expected, mainly due to the higher production levels.

We continue to expect to meet our original full-year 2006 guidance for gold production and total cash costs for the South America region. Copper production guidance has been increased from 280 million pounds to about 300 million pounds mainly due to higher ore grades, and we are maintaining total cash costs guidance of about $0.65 per pound.

Significant Projects
In second quarter 2006, the Chilean environmental regulatory authorities announced that they had rejected 44 out of 46 individual appeals relating to the development of the Pascua-Lama project. Two reinforcing conditions already stipulated in the environmental impact assessment, which was approved in February 2006 (Resolution RCA 024), related to water quality monitoring and noise mitigation. The Resolution granted imposes other conditions on the development of the project, the implications of which could result in the reduction of reserves by up to 1 million ounces for US reporting purposes, as previously reported. Analysis of the effect of the conditions is ongoing. In second quarter

BARRICK SECOND QUARTER 2006                                                                    13                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

2006, the evaluation commission reviewing the project environmental impact assessment in Argentina requested the submission of a report (on or before August 4th) consolidating all environmental impact assessments in Argentina and related documentation, including responses to public questions and related reference materials. Accommodating this request coupled with the other procedural steps in the Argentine review process has resulted in an adjustment of the target for approvals to the fourth quarter of 2006. The timing of receipt of such approval, as well as the resolution of other external matters, such as permitting and licensing, resolution of objections or challenges to project approval, cross-border approvals and operating issues and fiscal, tax and royalty items are largely beyond the control of the Company. We are in the course of updating cost estimates to reflect inflationary cost pressures. Although inflationary cost pressures are putting upward pressure on capital and production cost estimates, when considered with design improvements and other economic factors, the overall economics of the Pascua-Lama project are expected to improve.

Australia Pacific
Producing Mines
Through the Placer Dome acquisition, we acquired four producing gold mines and a copper-gold mine. The acquired Placer Dome gold mines are Porgera (75% owned) in Papua New Guinea, and Kanowna, Granny Smith and Henty, in Australia. Production in second quarter 2006 was higher than the same period in the prior year mainly due to the contribution from the acquired Placer Dome mines combined with the production start-up at Cowal, partly offset by lower production from Kalgoorlie. At Cowal, our new mine located in Central New South Wales, Australia, production start-up was achieved during second quarter 2006 with production of about 16,000 ounces. Total construction costs were about $400 million, 7% higher than the most recent estimates. Production is expected to ramp up in the second half of 2006 as throughput and recovery levels increase. At Kalgoorlie, lower production in second quarter 2006 compared to the prior-year period was caused by lower throughput due to mill shutdowns for a planned and unplanned maintenance due to harder ore encountered. At Porgera, low-grade long-term stockpiles continued to provide the primary ore feed in second quarter 2006. Remediation of the West Wall cutback continues and is about 50% complete. We expect mining of ore in the pit to begin later in 2006, following which production levels and total cash costs should improve.

Total cash costs per ounce were higher in second quarter 2006 than the prior-year period mainly due to lower production levels and higher maintenance costs at Kalgoorlie, combined with the impact of higher prices for input commodities and consumables used in the production process, higher exchange rates under hedge contracts, and also because average total cash costs of the acquired Placer Dome mines are higher than those of the legacy Barrick mine sites. We continue to expect to meet our original full-year 2006 gold production and total cash costs guidance for the Australia Pacific region.

The Osborne copper mine produced 18 million pounds of copper in second quarter 2006 at total cash costs per pound of $1.46. Copper production improved in second quarter 2006 compared to first quarter 2006 with higher throughput. We expect to access lower elevations of the mine and higher-grade ore later in 2006 that should lead to improving production levels and total cash costs. We continue to expect to meet our original 2006 guidance for copper production and total cash costs per pound.

Africa
Through the Placer Dome acquisition, we acquired two producing gold mines in Africa, South Deep (50% owned) in South Africa, and North Mara in Tanzania. Gold production in second quarter 2006 was higher than the prior-year period due to the contribution of the acquired Placer Dome mines together with higher production at Bulyanhulu and Tulawaka. Production at North Mara in second quarter 2006 continued to be impacted by reduced shovel capacity, but we expect improvements in the second half of the year, together with the benefits of increased drilling capacity from two new drill rigs. Ore grades at North Mara continue to improve as we move into lower elevation areas in the pit.

On May 4, 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine's Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. As a result, the mine site's hoisting capacity has been reduced to 40% of normal capacity for the remainder of the year. We are evaluating opportunities to increase the hoisting rate of the south shaft during the repair period. As a consequence, we are adjusting our share of full-year guidance for South Deep to about 150,000 ounces of gold production at total cash costs of $560 per ounce. We expect that the main shaft will be back in operation by early 2007, at which time gold production levels should return to similar levels prior to the incident. We are insured for property damage and a portion of business interruption losses, and have initiated the claims process in connection with this incident.

BARRICK SECOND QUARTER 2006                                                                    14                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Total cash costs per ounce for the second quarter 2006 were higher than the prior-year period mainly due to the lower production levels at South Deep, combined with the impact of higher prices for input commodities and consumables used in the production process, partly offset by the impact of depreciation of the South African Rand relative to the US dollar in the quarter which had a $6 per ounce favorable impact on total cash costs per ounce for the region.

Significant Projects
At the Sedibelo platinum deposit in South Africa, where we have a 50% earn in right, work on a pre-feasibility study commenced in second quarter 2006. Completion of the pre-feasibility is targeted for late 2007. A Barrick project manager has been appointed as well as engineering consultants. Drilling continues to define additional resources and provide samples for metallurgical test work.

Russia/Central Asia
Our equity share of Highland Gold production was about 9,000 ounces at total cash costs of $494 per ounce in second quarter 2006. Higher total cash costs in second quarter 2006 were mainly due to drawdowns of higher cost ore inventory. We continue to advance exploration programs and participate in auctions for exploration properties.

The Taseevskoye project (50% owned) is a previously mined open-pit and underground mine which, in light of the strong gold price environment, is being re-evaluated. The $21 million project budget for 2006 primarily includes a drill program to enable completion of a pre-feasibility study targeted by year-end. With the return to summer working conditions and the availability of five drill rigs on site, drilling is progressing with 6,600 meters completed since early April of a planned 35,000 meter program.

Exploration
In second quarter 2006, we spent $44 million on exploration activities, an increase of $15 million from the prior year period. This increase was mainly due to exploration activity at our mine sites in Australia, combined with exploration activities at acquired Placer Dome mine sites, and the South Arturo deposit and Cortez properties in Nevada. Based on favorable results from work to date, we have increased planned spending at South Arturo and Cortez in 2006.

At the South Arturo deposit, the planned 2006 drill program was completed in the first half of the year. New mineralization along the Hinge Zone has been discovered and, combined with other successful work to date, has resulted in the scope of the project being expanded. The original exploration budget has been doubled to $10 million (100% basis), and four drill rigs continue to drill targets. Objectives for the second half of the year are to better define the ore with infill and extension drilling, and complete metallurgical work and engineering studies. At the Cortez property, we are focusing on the Gold Acres Window ("Gold Acres"), and other favorable geological terrains. Based on year-to-date success, an additional $8.5 million (100% basis) in funding has been allocated to these drill programs. At Gold Acres, the drill program is working on resource delineation of oxide and refractory mineralization near existing pits as well as targeting new mineralization.

TOTAL CASH COSTS PERFORMANCE MEASURES

Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, production taxes and accretion expense, except for inventory purchase accounting adjustments and amortization. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces or copper pounds sold. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Our internal presentation of total cash costs reflects those costs that are incurred in the production and sale of gold and copper, and we exclude the impact of purchase accounting adjustments. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis.

We present total cash costs based on our equity interest in gold production. We believe that using an equity

BARRICK SECOND QUARTER 2006                                                                        15                                         MANAGEMENT'S DISCUSSION AND ANALYSIS

interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently for the South Deep and Tulawaka mines, although we fully consolidate these mines in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.

In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use the statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-on-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.

The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.

Total cash costs per ounce/pound statistics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

BARRICK SECOND QUARTER 2006                                                                    16                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	Three months ended June 30			Six months ended June 30
	Gold		Copper	Gold		Copper
($ millions, except per ounce/pound information in dollars)	2006	2005	2006	2006	2005	2006
Cost of sales[1]	$588	$266	$86	$1,171	$537	$195
Cost of sales attributable to non-controlling interests[2]	(25)	(2)	-	(46)	(2)	-
Inventory purchase accounting adjustments included in cost of sales[3]	(1)	-	(12)	(13)	-	(61)
Cost of sales as adjusted	562	264	74	1,112	535	134
Amortization at producing mines - consolidated	151	89	13	303	178	22
Amortization at producing mines attributable to non-controlling interests[2]	(5)	(1)	-	(10)	(1)	-
Amortization at producing mines - equity basis	146	88	13	293	177	22
Inventory purchase accounting adjustments[3]	1	-	12	13	-	61
Cost of sales including amortization and inventory purchase accounting adjustments - equity basis	$709	$352	$99	$1,418	$712	$217
Ounces/pounds sold - consolidated (thousands/millions)	2,047	1,093	98	4,039	2,222	177
Sales attributable to non-controlling interests[2]	(49)	(8)	-	(101)	(8)	-
Ounces/pounds sold - equity basis	1,998	1,085	98	3,938	2,214	177
Total cash costs per ounce/pound - equity basis	$281	$243	$0.76	$282	$242	$0.76
Amortization per ounce/pound - equity basis	73	81	0.13	74	79	0.13
Inventory purchase accounting adjustments per ounce/pound	-	-	0.12	3	-	0.34
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[2]	7	1	-	6	1	-
Total costs per ounce/pound[4] - consolidated basis	$361	$325	$1.01	$365	$322	$1.23

1   Per Barrick income statement.
2   Relates to a 30% interest in Tulawaka and a 50% interest in South Deep held by independent third parties.
3   Based on our equity interest.
4   Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

BARRICK SECOND QUARTER 2006                                                                    17                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER COSTS AND EXPENSES
Exploration Expense

	Three months ended June 30		Six months ended June 30

($ millions)	2006	2005	2006	2005	Comments on significant trends and variances
Exploration
North America	$14	$7	$22	$12	Expenditures are higher in 2006 due to activities at Cortez , Round Mountain, Goldstrike and various greenfield sites, including our Dee joint venture.
South America	6	6	13	11
Australia Pacific	11	3	23	6	Expenditures are higher in 2006 due to activities at Porgera and other Papua New Guinea exploration properties, Cowal, Plutonic and Kalgoorlie.
Africa	10	10	12	18	In 2006, lower expenditures at Buzwagi, were partly offset by expenditures at South Deep, North Mara and Nyanzaga.
Russia/Central Asia	2	2	3	3
Other	1	1	4	3
	$44	$29	$77	$53

Project Development Expense

	Three months ended June 30		Six months ended June 30

($ millions)	2006	2005	2006	2005	Comments on significant trends and variances
Mine Development	$22	$2	$33	$5	In 2006, expenditures were higher due to activities at Pueblo Viejo and Donlin Creek.
Non-capitalizable project costs	4	5	6	7	Expenditures incurred at Pascua-Lama and Cowal that did not meet criteria for capitalization.
Business development/other	2	1	8	3
	$28	$8	$47	$15

BARRICK SECOND QUARTER 2006                                                                    18                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Amortization Expense

($ millions)
	Three months ended June 30
		Incr. (decr.) due to
	2006 Amount	Sales Volumes[1]	Other[2]	2005 Amount	Comments on other variances
Gold mines
North America	$62	$8	$4	$50
Decrease in reserves from 2005 combined with increase in amortization expense as a result of fair value adjustments to acquired property, plant and equipment, partly offset by lower capital additions in 2006.

South America	26	11	(4)	19	Impact of lower capital additions in 2006 at Lagunas Norte.
Australia Pacific	35	19	5	11	Impact of higher capital additions in 2006 combined with increase in amortization expense as a result of fair value adjustments to acquired property, plant and equipment.
Africa	28	16	3	9	Impact of higher capital additions in 2006 at Bulyanhulu combined with increase in amortization expense as a result of fair value adjustments to acquired property, plant and equipment.
Copper mines
South America	10	8	2	-	Includes amortization expense as a result of fair value adjustments to acquired property, plant and equipment.
Australia Pacific	3	3	-	-
Sub total	164	65	10	89
Corporate assets	3			5
Total	$167			$94

	Six months ended June 30
		Incr. (decr.) due to
	2006 Amount	Sales Volumes[1]	Other[2]	2005 Amount	Comments on other variances
Gold mines
North America	$122	$10	$9	$103
Decrease in reserves from 2005, primarily at Goldstrike, Hemlo and Eskay Creek, combined with increase in amortization expense as a result of fair value adjustments to acquired property, plant and equipment.

South America	64	35	(5)	34	Impact of lower capital additions in 2006 at Lagunas Norte.
Australia Pacific	65	36	8	21	Impact of capital additions in 2006 combined with increase in amortization expense as a result of fair value adjustments to acquired property, plant and equipment.
Africa	52	31	1	20	Increase in amortization expense as a result of fair value adjustments to acquired property, plant and equipment.
Copper mines
South America	17	15	2	-	Includes amortization expense as a result of fair value adjustments to acquired property, plant and equipment.
Australia Pacific	5	5	-	-
Sub total	325	132	15	178
Corporate assets	14			9	Higher amortization as a result of acquired property, plant and equipment.
Total	$339			$187

1 For explanation of changes in sales volumes refer to page 11.
2 Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 27).

BARRICK SECOND QUARTER 2006                                                                    19                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Amortization expense recorded in the first half of 2006 reflects preliminary purchase price allocations for the acquired Placer Dome mines. Valuations are in progress for the acquired mines but will not be finalized until the second half of 2006, at which time we will prospectively revise amortization calculations to reflect any adjustments to the preliminary allocation. Any adjustments could cause amortization to increase or decrease significantly in future periods.

Corporate Administration, Interest Income and Interest Expense

($ millions)	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005	Comments on significant trends and variances
Corporate administration	$ 31	$ 19	$ 65	$ 36
Increases in 2006 reflect the impact of costs incurred at the Placer Dome head office in Vancouver in the period prior to closure, augmentation of staffing at the Barrick head office in Toronto in response to the acquisition and stock option expense in 2006 (Q2 2006: $5 million; first half of 2006: $9 million).

Interest income	25	11	52	19
Higher interest income in 2006 was mainly due to higher cash balances in 2006; higher interest rates in 2006, and a financing fee payable by Goldcorp representing, in part, compensation for interest costs incurred by us to carry the cost of financing, related to certain operations to be sold to Goldcorp (Q2 2006: $8 million; first half of 2006: $19 million).

Interest costs
Incurred	67	31	125	59
Higher interest costs in 2006 were mainly due to $1.1 billion of debt assumed on the acquisition of Placer Dome, combined with interest relating to funds drawn under a credit facility that were used for the cash component of the cost of acquisition of Placer Dome.

Capitalized	23	30	49	58
In 2005, interest was capitalized for the construction phase of Veladero, Lagunas Norte, the Western 102 Power Plant and Cowal; as well as for the Pascua-Lama development project. In 2006, interest was capitalized at Cowal and Pascua-Lama.

Allocation to discontinued operations	7	-	21	-
Expensed	$ 37	$ 1	$ 55	$ 1

Other Income (Expense)
($ millions)	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005	Comments on significant trends and variances
Non-hedge derivative gains	$ 25	$ 3	$ 4	$ 9	Gains in 2006 primarily relate to non-hedge derivatives acquired in the Placer Dome acquisition.
Gains on asset/investment sales	5	-	5	10
Gain on Kabanga transaction	-	15	-	15	In 2005, a transaction closed in which Falconbridge acquired a 50% indirect interest in Kabanga.
Environmental remediation costs	(7)	(9)	(10)	(14)
Currency translation losses	(5)	(1)	(4)	(5)
World Gold Council fees	(5)	(2)	(9)	(4)	Higher costs in 2006 primarily as a result of higher gold production volumes.
Other items	(2)	(1)	2	(1)
Total	$ 11	$ 5	$ (12)	$ 10

Income Taxes
Income tax expense of $131 million in second quarter 2006 included a $13 million expense from tax rate changes in Canada. Excluding the impact of the tax rate changes, the underlying effective tax rate was 20%

compared to 13% in second quarter 2005. The underlying effective rate increased, primarily due to higher market gold prices, and a shift in the geographic mix of production following the acquisition of Placer Dome.

BARRICK SECOND QUARTER 2006                                     20                 MANAGEMENT'S DISCUSSION AND ANALYSIS

Our expected underlying effective tax rate is about 28% to 30%, at current market gold prices. This expected underlying rate excludes the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, the impact of tax rate changes and any changes in deferred tax valuation allowances.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Quarterly Information ($ millions, except where indicated)

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$ 1,556	$ 1,254	$ 776	$ 627	$ 463	$ 484	$ 501	$ 500
Net income	459	224	175	113	47	66	156	32
Net income per share - basic (dollars)	0.53	0.29	0.33	0.21	0.09	0.12	0.30	0.06
Net income per share - diluted (dollars)	0.53	0.29	0.32	0.21	0.09	0.12	0.29	0.06

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and rising gold production and sales volumes as our new mines began production in 2005 and, in first quarter 2006, our acquisition of Placer Dome. Results in 2006 benefited from the contribution of gold and copper mines acquired in the Placer Dome acquisition. These historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 9.

BARRICK SECOND QUARTER 2006                                                                    21                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

\

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Key Factors Affecting Operating Cash Flow

($ millions)	Three months ended June 30			Six months ended June 30
	2006	2005	Impact on comparative operating cash flows	2006	2005	Impact on comparative operating cash flows	Comments on significant trends and variances
Gold sales volumes (‘000s oz)	1,998	1,085	$ 165	3,938	2,214	$ 317	See page 11.
Realized gold prices (5/oz)	$ 592	$ 424	336	$ 565	$ 426	547	See page 11.
Copper sales volumes (millions lbs)	98	-	267	177	-	389	See page 11.
Total cash costs gold ($/oz)	$ 281	$ 243	(77)	$ 282	$ 242	(158)	See page 11.
Sub-total			$ 691			$ 1,095
Other inflows (outflows)
Higher expenses	$ 121	$ 65	$ (56)	$ 225	$ 120	$ (105
Purchase of copper put options	-	-	-	(26)	-	(26)	Premiums paid in first quarter 2006 for copper put contracts cash flow hedges.
Non-cash working capital	(10)	(22)	12	7	(47)	54
Interest expense	$ 37	$ 1	(36)	$ 55	1	(54)	See page 20.
Income tax expense	131	7	(124)	175	24	(151)	See page 20.
Effect of other factors			55			(17)
Total			$ 542			$ 796

1 Includes corporate administration, exploration, project development, and other operating expenses.

BARRICK SECOND QUARTER 2006                                                                    22                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing Activities

($ millions)	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005	Comments on significant trends and variances
Growth capital expenditures[1]
North America	$ 14	$ 36	$ 22	$ 46	In 2006, mainly relates to the Ruby Hill and Cortez Hills projects. In 2005, mainly relates to the Western 102 Power Plant.
Australia Pacific	50	65	101	109	Includes expenditures at Cowal for mine construction.
Africa	-	3	-	8	In 2005, relates to Tulawaka mine construction.
South America	27	133	54	274	In 2005, mainly relates to construction activity at Lagunas Norte and Veladero mines. In 2006, mainly relates to expenditures for the Pascua-Lama project.
Sub-total	$ 91	$ 237	$ 177	$ 437
Sustaining capital expenditures
North America	$ 47	$ 18	$ 71	$ 33	Higher expenditures due to impact of acquired Placer Dome mines in 2006.
Australia Pacific	59	6	94	10	Higher expenditures due to impact of acquired Placer Dome mines in 2006.
Africa	31	5	54	24	Higher expenditures due to impact of acquired Placer Dome mines in 2006.
South America	44	2	111	5	Increase in 2006 mainly relates to substaining capital expenditures at the Lagunas Norte, Veladero and Zaldivar mines.
Other	2	2	4	3
Sub-total	$ 183	$ 33	$ 334	$ 75
Total	$ 274	$ 270	$ 511	$ 512

1 Includes both construction costs and capitalized interest.

Investing activities in 2006 also included $1,262 million in first quarter 2006 paid for the cash component of the cost of the Placer Dome acquisition, which net of cash acquired of $1,102 million, led to a net cash outflow of $160 million. We recorded in cash flows of discontinued operations proceeds of $1.641 billion received on closing of the sale of certain Placer Dome operations to Goldcorp in second quarter 2006.

Financing Activities
The most significant financing cash flows in second quarter 2006 were cash payments totaling $880 million to settle Placer Dome derivative positions, and $847 million in repayments of outstanding credit facilities. Also, in second quarter 2006, we issued $50 million of public debt in Peru, we received $23 million on the exercise of employee stock options, we made scheduled payments under long-term debt obligations totaling $25 million, and we paid dividends of $96 million.

Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing strategy accordingly.

Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs.

We expect that, absent a material adverse change in a combination of our sources of liquidity, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.

Capital Resources
In second quarter 2006, on repayment of $510 million outstanding under a $1 billion credit facility and $337 million outstanding under an $850 million second facility, there was a corresponding increase in the available undrawn amounts under these facilities.

In early August 2006, we increased our $1 billion credit facility to $1.5 billion. We plan to finance the acquisition of NovaGold Resources Inc. and Pioneer Metals Corporation from a combination of existing credit

BARRICK SECOND QUARTER 2006                                                                    23                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

facilities and cash on hand. We may also consider adding longer-term financing as part of our funding needs.

BALANCE SHEET

Shareholders’ Equity
Outstanding Share Data
As part of the consideration paid in connection with the acquisition of Placer Dome, we issued 322.8 million common shares to Placer Dome shareholders in exchange for their ownership interest. As at July 19, 2006, 862.5 million of our common shares, one special voting share and 1.4 million exchangeable shares (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at July 19, 2006, options to purchase 18.6 million common shares were outstanding under our option plans, as well as options to purchase 2.1 million common shares under certain option plans inherited by us in connection with prior acquisitions, including Placer Dome.

Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement. In second quarter 2006, the other comprehensive income of $7 million mainly was the result of income tax recoveries on gains and losses in OCI. Losses of $34 million primarily on currency and gold hedge contracts designated for future periods. caused primarily by changes in market gold prices, were more than offset by reclassification adjustments totaling $35 million for gains on hedge contracts designated for second quarter 2006 that were transferred to earnings in second quarter 2006.

Included in other comprehensive loss at June 30, 2006 were unrealized pre-tax gains on currency and gold hedge contracts totaling $105 million, based on June 30, 2006 market gold prices and foreign exchange rates. The related hedge contracts are designated against gold sales primarily over the next twelve months, operating costs, and capital expenditures primarily over the next three years. The hedge gains/losses are expected to be recorded in earnings at the same time that the corresponding hedged sales or operating costs and amortization of capital expenditures are also recorded in earnings.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Purchase obligations include only those items where binding commitments have been entered into. They do not include the full amount of future capital expenditures required to complete construction of our development projects because commitments have yet to be made for all of the estimated future capital costs. As part of an arrangement with Antofagasta PLC (“Antofagasta”) to acquire 50% of Tethyan Copper Company (“Tethyan”) we have agreed to reimburse Antofagasta approximately $115 million in cash in the second half of 2006, representing approximately 50% of the cost of acquisition of Tethyan, including costs to terminate claw-back rights in certain of Tethyan’s mineral interests, currently held by BHP Billiton. As part of our all-cash offers to acquire all of the outstanding shares of NovaGold and Pioneer, we have committed to spend about $1.5 billion and C$65 million, on a fully diluted basis, respectively.

GOLD SALES CONTRACTS

As described on page 8, on acquisition of Placer Dome we acquired its pre-existing gold hedge position totaling 7.7 million ounces of committed gold obligations, which was recorded on our balance sheet at its estimated fair value based on market gold price of $567 per ounce on the date of acquisition. Acquired gold forward sales contracts were designated as cash flow hedges of future gold production. From the date of acquisition to the date we eliminated the acquired hedge position, the mark-to-market value of these acquired contracts changed by $151 million, which was recorded in OCI and in the balance sheet as a hedge loss. Revenue reported each period represents the cash proceeds for either spot sales or under pre-existing Barrick normal sales contracts less an adjustment for the hedge loss in OCI based on the hedge designation schedule. We recorded a reduction of revenue by about $70 million in second quarter 2006 for these hedge losses and amounts in future periods are expected to be as follows: Q3 2006: $79 million reduction; Q4 2006: $18 million reduction; 2007 and beyond: $16 million increase. The other acquired Placer Dome derivative instruments were all classified as non-hedge derivatives from the date of acquisition. The terms of the derivatives we acquired in the Placer Dome acquisition were significantly different than market terms at the date of acquisition, resulting in our recognition of a significant liability at inception. This liability contained an other-than-insignificant financing element. As a result, and in accordance with US GAAP, we report all cash inflows and outflows on these derivatives under financing activities in the cash flow statement.

The MD&A included in our 2005 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A, we have included an update of any significant changes in these contracts. For presentation purposes, we consider Project Gold Sales Contracts to

BARRICK SECOND QUARTER 2006                                                                    24                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

represent gold hedges allocated to Pascua-Lama and to Pueblo Viejo (totaling 9.5 million ounces), which we believe may facilitate financing of these projects and may eliminate the possible requirement to add hedges in the future associated with financing these projects. The Corporate Gold Sales Contracts represent our remaining fixed-price sales contracts. All our gold and silver sales contracts (including Project Gold Sales Contracts, Corporate Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts) retain all the benefits of our Master Trading Agreements ("MTAs") and are not subject to margining, downgrade or unilateral and discretionary "right-to-break" provisions. The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability, or our principal hedging subsidiary's ability, to perform our, or its, gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. At June 30, 2006, we were in compliance with all terms and covenants associated with our MTAs.

committed delivery dates primarily in 2016 and beyond. We expect, however, to voluntarily deliver production into all of these contracts by the end of 2009. Assuming that deliveries occur evenly over this period, the average realizable gold price is expected to be approximately $359 per ounce, based on current contango rates. If we deliver into these contracts in a more accelerated schedule, the realizable gold price could be lower than $359 per ounce. At June 30, 2006, we also had floating spot-price gold sales contracts under which we are committed to deliver 0.7 million ounces of gold over next ten years at spot prices, less an average fixed-price adjustment of $135 per ounce.

Fair Value of Derivative Positions
		As at June 30, 2006 ($ millions)	Unrealized Gain/(Loss)
Corporate Gold Sales Contracts
Project Gold Sales Contracts
Floating Spot-Price Gold Sales Contracts
Silver Sales Contracts
Floating Spot-Price Silver Sales Contracts
Foreign currency contracts
Interest rate and gold lease contracts
Fuel contracts
Copper contracts
$(1,086) (3,148) (96) (67) (7) 168 44 56 6
Key Aspects of Project Gold Sales Contracts As of June 30, 2006
Expected delivery dates.[1] Future estimated average realizable selling price.	2009-2018, the term of the expected financings of the projects. $392/oz.[2]
$(4,130)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2005 annual MD&A.

Accounting Policy Changes
FAS 123R, Share-Based Payment (“FAS 123R”)
On January 1, 2006, we adopted FAS 123R, which includes in its scope our stock options, Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs"). Prior to January 1, 2006, we accounted for stock options granted to employees using an intrinsic value method. We recorded compensation cost for stock options based on the excess of the market price of the stock option at the grant date of an award over the exercise price. Historically, the exercise price for stock options equaled

[1]     The contract termination dates are in 2016-2019 in most cases, but we currently expect to deliver project production against these contracts starting in 2009, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control. Refer to page 13 for further details.
[2]     Upon delivery of production from 2009-2018, the term of expected financing.  Approximate estimated value based on current market US dollar interest rates    and on an average lease rate assumption of 0.75%.

The contracts represent about 36% of the 26 million ounces of combined gold reserves at Pascua-Lama and our 60% share of gold reserves at Pueblo Viejo[1]. These contracts do not impact any of the approximately 685 million ounces of silver contained in gold reserves at Pascua-Lama. The contracts retain all the benefits of our MTAs.

Corporate Gold Sales Contracts
The 2.8 million of corporate gold sales contract ounces are historic Barrick normal sales contracts with

[1] Calculated in accordance with National Instrument 43-101 as required by
Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Pueblo Viejo is classified as mineralized material.

BARRICK SECOND QUARTER 2006                                                                    25                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

the market price of stock at the grant date, resulting in no compensation cost. FAS 123R requires us to expense the fair value of share based payment awards over the vesting term. We adopted FAS 123R using the modified prospective method and our Financial Statements for periods prior to adoption, including the 2005 comparative Financial Statements, have not been restated. Total stock option expense recorded in the three and six months ended June 30, 2006 was $6 million and $13 million, respectively. Historically, we have recorded compensation expense for RSUs and DSUs based on their fair values, and the adoption of FAS 123R had no significant impact on accounting for RSUs and DSUs.

In second quarter 2006, we assumed the outstanding fully-vested Placer Dome stock options. These stock options are exercisable into an equivalent number of Barrick shares based on the exchange ratio under the acquisition of Placer Dome. The estimated fair value of these stock options of $20 million was recorded as part of the cost of acquisition.

FAS 151, Inventory Costs and FIN 47, Accounting for Conditional AROs
On January 1, 2006, we adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47") and FASB No. 151, Inventory Costs ("FAS 151"). Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 is applicable prospectively from January 1, 2006 and we have modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including seasonal shutdowns for statutory holidays, equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FIN 47 and FAS 151 did not have a significant impact on our Financial Statements in the three and six months ended June 30, 2006.

Future Accounting Policy Changes
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109
In June 2006, the FASB issued FIN No. 48 - Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.

Under the interpretation, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. When evaluating a tax position for recognition and measurement; therefore, consideration of the risk of examination is not appropriate. In applying the provisions of the interpretation, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not, to be realized. The tax position should be derecognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement, the maximum amount which is more likely than not to be recognized at each reporting date will represent the management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, derecognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return. Under this interpretation, an entity will disclose its policy on the classification of interest and penalties and also disclose the reconciliation of the total amounts of unrecognized tax benefits at the beginning to the end of each period. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an

BARRICK SECOND QUARTER 2006                                                                    26                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006, with early adoption permitted. We are presently evaluating the impact of this interpretation on our financial statements

Critical Accounting Estimates and Judgments

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

adjustment to inventory recorded at acquisition impacts cost of sales. In second quarter 2006, the impact of this fair value adjustment was an increase in cost of sales by $13 million (first quarter 2006: $61 million). At June 30, 2006, the difference between the cost of acquisition and preliminary estimates of the fair value of net identifiable assets and liabilities acquired has been presented as goodwill. Upon completion of the purchase price allocation, the final amount of goodwill will be calculated and allocated to reporting units.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Second Quarter Report 2006, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as copper, silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of

Impact of Historic Changes in Reserve Estimates on Amortization
(millions ounces/$ millions)	Reserves increase (decrease)[1]	Amortization increase (decrease) Periods ended June 30, 2006
		Three months	Six months
North America Australia Pacific[2] Africa South America[2]	(1.6) (0.3) 0.1 (1.4)	$ 6 (1) (1) (2)	$ 7 (3) (3) (6)
Total	(3.2)	$ 2	$ (5)

[1]     Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2005 and are in millions of contained ounces.
[2]     Increase in reserves at certain mines had a greater impact on amortization for the current period than did decreases in reserves at other mine sites within the region.

Purchase Accounting as a Result of a Business Combination
We accounted for the acquisition of Placer Dome as a purchase business combination with Barrick as the acquirer. The cost of acquisition will be allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase cost over the net identified tangible and intangible assets will likely represent goodwill that will be allocated to reporting units and subject to an annual impairment test.

Purchase accounting rules require an allocation of the purchase cost to assets and liabilities acquired under the Placer Dome acquisition. In first quarter 2006, a preliminary allocation was made to assets and liabilities acquired, which was updated in second quarter 2006 based on further work completed. This allocation is not yet complete due to inherent complexities in the valuation and revisions may be required later in 2006 that could impact earnings prospectively in future periods. The fair value of work in progress and finished goods inventories acquired was estimated based on expected selling prices less costs to complete, selling costs and a reasonable profit margin. The fair value of inventory was about $120 million higher than historic cost and, as the acquired inventory is sold, the

BARRICK SECOND QUARTER 2006                                                                    27                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter Report 2006 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

BARRICK SECOND QUARTER 2006                                                                    28                                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,					Six months ended June 30,
		2006			2005		2006			2005

Sales (notes 4 and 5)
Gold		$1,213			$463		$2,284			$947
Copper		343			-		526			-
		1,556			463		2,810			947
Costs and expenses
Costs of sales - gold[1] (note 6)		588			266		1,171			537
Cost of sales - copper[1] (note 6)		86			-		195			-
Amortization (note 4)		167			94		339			187
Corporate administration		31			19		65			36
Exploration		44			29		77			53
Project development expense		28			8		47			15
Other operating expenses		18			9		36			16
		962			425		1,930			844
Other income (expense) Interest income Interest expense (note 15) Other (note 7)		25 (37) 11			11 (1) 5		52 (55 (12	) )		19 (1) 10
		(1)			15		(15)			28
Income from continuing operations before income taxes and other items Income tax expense (note 8) Non-controlling interests Equity in investees (note 12)		593 (131 (2 (2	) ) )		53 (7) 1 -		865 (175 (4 (2	) ) )		131 (24) 1 (1)
Income from continuing operations Discontinued operations (note 3) Loss from discontinued operations Income tax recovery		458 - 1			47 - -		684 (1 -)			107 - -
Income before cumulative effect of change in accounting principles Cumulative effect of change in accounting principles (note 2C)		459 -			47 -		683 -			107 6
Net income for the period		$459			$47		$683			$113
Earnings per share data (note 9): Income from continuing operations Basic Diluted Net income Basic Diluted	$ $ $ $	0.53 0.52 0.53 0.53		$ $ $ $	0.09 0.09 0.09 0.09	$ $ $ $	0.83 0.82 0.83 0.82		$ $ $ $	0.20 0.20 0.21 0.21
1 Exclusive of amortization (note 6). The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER 2006                                                                                      29                                                         FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net income for the period	$459	$47	$683	$113
Amortization (note 4)	167	94	339	187
Other items (note 10)	17	(40)	(1)	(75)
Net cash provided by operating activities	643	101	1,021	225
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(274)	(270)	(511)	(512)
Sales proceeds	2	-	3	3
Cash receipt from Kabanga transaction	-	15	-	15
Acquisition of Placer Dome, net of cash acquired of $1,102 (note 3)	-	-	(160)	-
Available-for-sale securities
Purchases	(21)	(55)	(26)	(83)
Sales proceeds	15	-	19	-
Other investing activities	(30)	(13)	(42)	(13)
Net cash used in investing activities	(308)	(323)	(717)	(590)
FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	23	10	50	38
Debt obligations (note 15A)
Proceeds	51	89	1,092	138
Repayments	(872)	(14)	(874)	(15)
Dividends	(96)	(59)	(96)	(59)
Settlement of derivative instruments acquired in Placer Dome acquisition	(880)	-	(1,694)	-
Other financing activities	(2)	(1)	(5)	(1)
Net cash (used in) provided by financing activities	(1,776)	25	(1,527)	101
Cash flows of discontinued operations (note 3)
Operating activities	(8)	-	(1)	-
Other investing activities	(4)	-	(21)	-
Proceeds on sale of operations to Goldcorp	(1,641)	-	1,641	-
Financing activities	-	-	-	-
	1,629	-	(1,619)	-
Net increase (decrease) in cash and equivalents	188	(197)	396	(264)
Effect of exchange rate changes on cash and equivalents	(3)	(2)	(3)	(3)
Cash and equivalents at beginning of period	1,245	1,330	1,037	1,398
Cash and equivalents at end of period	$1,430	$1,131	$1,430	$1,131
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER 2006                                                                                      30                                                         FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30, 2006	As at December 31, 2005
ASSETS
Current assets
Cash and equivalents	$1,430	$1,037
Accounts receivable	313	54
Inventories (note 11)	877	402
Other current assets	299	255
	2,919	1,748
Available for sale securities (note 12)	254	62
Equity method investments (note 12)	138	138
Property, plant and equipment (note 13)	7,784	4,146
Non-current ore in stockpiles (note 11)	341	251
Other assets (note 14)	943	517
Goodwill (note 3)	7,670	-
Total assets	$20,049	$6,862
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	587	386
Current portion of long-term debt (note 15)	674	80
Short term debt obligations (note 15)	150	-
Derivative instrument liabilities	323	-
Other current liabilities	174	94
	1,908	560
Long-term debt (note 15)	2,893	1,721
Asset retirement obligations (note 16)	577	409
Other long-term obligations	242	208
Deferred income tax liabilities	712	114
Total liabilities	6,332	3,012
Non-controlling interests	459	-
Shareholders’ equity
Capital stock (note 18)	13,064	4,222
Retained Earnings (deficit)	246	(341)
Accumulated other comprehensive loss (note 20)	(52)	(31)
Total shareholders’ equity	13,258	3,850
Contingencies and commitments (notes 13 and 21)
Total liabilities and shareholders’ equity	$20,049	$6,862

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER 2006                                                                                      31                                                         FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity

Barrick Gold Corporation
For the six months ended June 30 (in millions of United States dollars) (Unaudited)	2006	2005
Common shares (number in millions)
At January 1	538	534
Issued on exercise of stock options	2	1
Issued on acquisition of Placer Dome (note 3)	323	-
At June 30	863	535
Capital stock (dollars in millions)
At January 1	$4,222	$4,129
Issued on exercise of stock options	48	39
Recognition of stock option expense (note 19)	13	-
Shares and options issued on acquisition of Placer Dome (note 3)	8,781	-
At June 30	$13,064	$4,168
Retained earnings (deficit)
At January 1	$(341)	$(622)
Net income	683	113
Dividends	(96)	(59)
At June 30	$246	$(568)
Accumulated other comprehensive income (loss) (note 20)	$(52)	$32
Total shareholders' equity at June 30	$13,258	$3,632

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended June 30,		Six months ended June 30,
(in millions of United States dollars) (Unaudited)	2006	2005	2006	2005
Net income	$459	$47	$683	$113
Other comprehensive income (loss), net of tax (note 20)	7	(24)	(99)	(37)
Comprehensive income	$466	$23	$584	$76

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER 2006                                                                                      32                                                         FINANCIAL STATEMENTS

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation, Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ARS and CLP are to Canadian dollars, Australian dollars, Argentinean pesos and Chilean Pesos respectively.

1> NATURE OF OPERATIONS

Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold and copper from underground and open-pit mines, including relate activities such as exploration and mine development. Our operations are mainly located in North America, South America, Africa, Australia Pacific and Russia/Central Asia. Our gold and copper production is sold into the world market.

2> SIGNIFICANT ACCOUNTING POLICIES

A   Basis of Preparation
The United States dollar is the principal currency of our operations. These unaudited interim consolidated financial statements have been prepared in United States dollars and under United States generally accepted accounting principles ("US GAAP") for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2005, except as described below in note 2C. To ensure comparability of financial information, certain prior-year amounts have been reclassified to conform with the current year presentation.

In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2005.

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold and copper reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; the amounts of contingencies; preliminary and final estimates for fair value of acquired assets and liabilities and pre-acquisition contingencies; and assumptions used in the accounting for employee stock compensation such as stock price volatility, expected term and forfeiture rates for unvested awards. Using these estimates and assumptions, we make various decisions in preparing the financial statements including:
➢ The treatment of mine development costs as either an asset or an expense;
➢ whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;
➢ our ability to realize deferred income tax assets;
➢ the useful lives of long-lived assets and the measurement of amortization;
➢ the fair value of asset retirement obligations;
➢ the likelihood of loss contingencies occurring and the    amount of any potential loss;
➢ whether investments are impaired;
➢ the amount of stock based compensation expense, including pro forma stock option expense in 2005; and
➢ the preliminary and final allocations of the purchase price in purchase business combinations.

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on our financial statements.

B  Consolidation
Through the acquisition of Placer Dome in first quarter 2006 we acquired interests in the Cortez, Turquoise Ridge and Porgera mines through unincorporated joint ventures under which we share joint control of operating, investing and financing decisions with the other joint venture partners. We use the proportionate consolidation method to account for our interests in these unincorporated joint ventures. For further information refer to note 22. We also acquired a 50% interest in the South Deep mine through the Placer Dome acquisition. Under a joint venture agreement we control this joint venture through the ability to exercise a casting vote at joint venture meetings, subject to certain protective rights held by the other joint venture partner. We consolidate 100% of this joint venture and record a

BARRICK SECOND QUARTER 2006                                                          33                                                       NOTES TO FINANCIAL STATEMENTS

non-controlling interest for the ownership interest held by the other joint venture partner. In second quarter 2006 we finalized a joint venture agreement with Goldcorp for the Pueblo Viejo project. Under the terms of the agreement we control this joint venture, so we consolidate 100% of this project and record a noncontrolling interest for the ownership interest held by the other joint venture partner.

C   Accounting Changes
FAS 123R, Accounting for Stock-Based Compensation (FAS 123R)
On January 1, 2006, we adopted FAS 123R "Share Based Payments". Prior to this date we applied FAS 123 and accounted for stock options under the intrinsic value method, recording the compensation cost for stock options as the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price of the stock option equaled the market price of the stock at the grant date resulting in no recorded compensation cost. We provided pro-forma disclosure of the effect of expensing the fair value of stock options.

We adopted FAS 123R using the modified prospective method and our financial statements for periods prior to adoption, including the 2005 comparative financial statements, have not been restated. From January 1, 2006 we have recorded compensation expense for all new stock option grants based on the grant date fair value, amortized on a straight-line basis over the vesting period. We also recorded compensation expense for the unvested portion of grants prior to January 1, 2006, based on the grant date fair value calculated for pro-forma disclosure purposes for financial statements of fiscal periods prior to 2006, amortized on a straight-line basis over the remaining vesting period.

Total recorded compensation cost relating to stock options was $6 million for the three months ended June 30, 2006 and $13 million for the six months ended June 30, 2006 and is presented as a component of cost of sales, corporate administration and other expense consistent with the classification of other elements of compensation for those individuals who have been granted stock options. Compensation cost relating to stock options had an impact of $0.01 on earnings per share for the three months ended June 30 and $0.02 for the six months ended June 30, 2006. The adoption of FAS 123R and application to accounting for our Restricted Share Units (RSUs) and Deferred Share Units (DSUs) did not have any significant impact on our financial statements. See note 19 for further information.

FAS 151, Inventory Costs
FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. FAS 151 is the result of a broader effort by the Financial Accounting Standards Board (FASB) to improve the comparability of cross-border financial reporting by working with the International Accounting Standard Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing FAS 151. As historically worded in ARB 43, Chapter 4, the term "abnormal" was not defined and its application could lead to unnecessary noncomparability of financial reporting. FAS 151 eliminates that term. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 is applicable prospectively from January 1, 2006 and we have modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including seasonal shutdowns for statutory holidays, equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FAS 151 did not have any significant effect on our financial statements for the three months and six months ended June 30, 2006.

D   Accounting Developments
FASB Interpretation No. 48 - Accounting for Uncertainty in Tax
Positions
In June 2006, the FASB issued FIN No. 48 - Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on

BARRICK SECOND QUARTER 2006                                                          34                                                       NOTES TO FINANCIAL STATEMENTS

the income tax return, while others use either gain contingency accounting or a probability threshold.

Under the interpretation, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. Therefore, when evaluating a tax position for recognition and measurement, consideration of the risk of examination is not appropriate. In applying the provisions of the interpretation, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not, to be realized. The tax position should be derecognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent management's best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, derecognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return. Under this interpretation, an entity will disclose its policy on the classification of interest and penalties and also disclose the reconciliation of the total amounts of unrecognized tax benefits at the beginning to the end of each period. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006, with early adoption permitted. We are presently evaluating the impact of this interpretation on our financial statements.

Exposure Draft, Fair Value Measurements (FVM)
In many recent accounting pronouncements, the FASB has concluded that fair value information is relevant and users of financial statements generally have agreed. Others, however, have expressed concerns about the ability to apply the fair value measurement objective in GAAP, more recently in response to the FASB Proposal, Principles-Based approach to US Standard Setting. The FASB believes that, in part, those concerns result because there is limited guidance for applying the fair value objective in GAAP. The guidance that currently exists has evolved piecemeal over time. That guidance is dispersed among the many pronouncements that require fair measurements, and differences in that guidance have created inconsistencies that have added to the complexity in GAAP. In June 2003, the FASB added a separate fair value measurement project to its agenda to address those concerns. In June 2004, the FASB issued an Exposure Draft of a proposed Statement, Fair Value Measurements. The comment period ended on September 7, 2004.

In the latest Exposure Draft, the FASB clarified that:
●  A fair value measurement assumes an orderly transaction to sell or otherwise dispose of an asset or transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.
●  The inputs referred to within the fair value hierarchy are market inputs that reflect the assumptions that market participants in the principal (most advantageous) market would use in pricing an asset or liability and differ with respect to the extent to which they are observable. The fair value hierarchy gives the highest priority to observable market inputs and the lowest priority to unobservable market inputs.
●   A fair value measurement must include all of the assumptions that market participants in the principal (most advantageous) market would consider in pricing the asset or liability, including assumptions about risk if the measurement is based on unobservable market inputs.
●   In many cases, a transaction price will represent the fair value of an asset or liability at initial recognition, but not presumptively.

If adopted, the FVM statement will be effective for Financial Statements issues for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. After the final FVM statements is issued, we intend to complete our assessment of the impact on our financial statements.

BARRICK SECOND QUARTER 2006                                                          35                                                       NOTES TO FINANCIAL STATEMENTS

Exposure Draft, Post-Retirement Benefit Obligations, including Pensions.
On March 31, 2006, the Financial Accounting Standards Board ("FASB") issue an exposure draft, Accounting for Post-Retirement Benefit Obligations, including Pensions. This guidance includes a requirement for a company to fully recognize the over funded or under funded status of its benefit plans on the balance sheet. Based on the exposure draft the new guidance will be effective for our December 31, 2006 financial statements. We are in the process of evaluating the potential impact of this exposure draft on our financial statements.

E  Changes in Estimates
Gold Mineral Reserves
Effective December 31, 2005, we updated our estimates of proven and probable gold mineral reserves at each mineral property. Following the update of these estimates, we prospectively revised calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and equipment for the three months ended June 30, 2006, was an increase in this expense by $2 million, and for the six months ended June 30, 2006, a decrease in this expense of $5 million.

3  BUSINESS COMBINATIONS

A  Acquisition of Placer Dome Inc. ("Placer Dome")

Placer Dome Offer and Acceptance
In first quarter 2006 we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world's largest gold mining companies, and produced 3.6 million ounces of gold and 359 million pounds of copper in 2005. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that are in various states of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. We believe that the business combination between ourselves and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry, and strengthens our position, including in respect of reserves, production, growth opportunities, and balance sheet strength.

Accounting for the Placer Dome Acquisition
The Placer Dome acquisition has been accounted for as a purchase business combination, with Barrick as the accounting acquirer. We acquired Placer Dome on

January 20, 2006, with the results of operations of Placer Dome consolidated from January 20, 2006 onwards. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources.

Value of 322.8 million Barrick common shares issued at $27.14 per share	$ 8,761
Value of 2.5 million fully vested stock options	20
Cash	1,239
Transaction costs	30
$ 10,050

The measurement of the $27.14 common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement of our final offer for Placer Dome.

In accordance with the purchase method of accounting, the purchase cost will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We intend to determine the final estimated fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. We expect that any excess of purchase cost over the net identifiable tangible and intangible assets acquired will represent goodwill that will be allocated to reporting units.

The following table sets forth a preliminary allocation of the purchase cost to assets and liabilities acquired, based on preliminary estimates of fair value. Our work on final valuation estimates for individual acquired assets and liabilities is furthest advanced in respect of inventories, derivatives and long-term debt. Valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets/liabilities, and asset retirement obligations are less advanced due to the inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment over the course of 2006 on completion of the valuation process and analysis of resulting tax effects. In second quarter 2006 we adjusted the measurement of deferred tax assets and liabilities due to updates to valuation allowances and recognition of deferred tax liabilities at acquisition. These balances are subject to further adjustments over the course of 2006.

BARRICK SECOND QUARTER 2006                                                          36                                                       NOTES TO FINANCIAL STATEMENTS

Preliminary Purchase Price Allocation
assessment will involve estimating the fair value of each reporting unit that includes goodwill. We will compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the fair value exceeds this carrying amount, then we will estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference will represent the fair value of goodwill, and if necessary, we will reduce the carrying amount of goodwill to this fair value.

Discontinued Operations
In second quarter 2006, Goldcorp Inc. ("Goldcorp") acquired from us all of Placer Dome's Canadian properties and operations (other than Placer Dome's office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome's interest in the La Coipa mine in Chile, 40% of Placer Dome's interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, our share in Agua de la Falda S.A., which included our interest in the Jeronimo project (collectively, the "Assets of Discontinued Operations"). Goldcorp is responsible for all liabilities relating solely to the Assets of Discontinued Operations, including employment commitments and environmental, closure and reclamation liabilities (collectively, the "Liabilities Discontinued Operations").

The sales proceeds for the Assets of Discontinued Operations were $1,641 million. The aggregate net amount of assets and liabilities of discontinued operations were recorded in the preliminary purchase price allocation at this amount. The results of these operations were consolidated until closing, and are presented under "discontinued operations" in the income statement and cash flow statement. Interest has been allocated to the results from discontinued operations. No gain or loss arose on closing.

Cash	$ 1,102
Inventories	435
Other current assets	255
Property, plant and equipment	3,484
Assets of discontinued operations	1,744
Other assets	303
Goodwill	7,670
Total assets	14,993
Current liabilities	669
Liabilities of discontinued operations	107
Derivative instrument liabilities	1,729
Long-term debt	1,251
Other long-term obligations	725
Total liabilities	4,481
Non-controlling interest	462
Net assets acquired	$ 10,050

At acquisition we recorded restructuring liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that are being closed. In second quarter 2006 amounts totaling $19 million were paid, with $9 million outstanding at June 30, 2006. We expect to pay all the outstanding amounts by second quarter 2007.

Goodwill
We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. Upon finalization of the purchase price allocation we will calculate the amount of goodwill arising on the Placer Dome acquisition, identify the reporting units and allocate goodwill to those reporting units.

We will test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment

BARRICK SECOND QUARTER 2006                                                          37                                                       NOTES TO FINANCIAL STATEMENTS

Pro Forma Consolidated Statement of Income

			For the three month period ended June 30, 2005
($ millions of US dollars, except per share data in dollars)
	As reported Placer Barrick Dome		Pro forma purchase adjustments[1]		Pro forma consolidated Barrick before sale of discontinued operations	Pro forma adjustments for sale of discontinued operations[2]		Pro forma consolidated Barrick
Sales	$ 463	$ 460			$ 923	$ (67)	(d)	$ 856
Costs and expenses
Cost of sales[3]	266	317			583	(45)	(d)	538
Amortization	94	65			159	(9)	(d)	150
Corporate administration	19	15			34	-		34
Exploration	29	23			52	(7)	(d)	45
Project development expense	8	20			28	(1)	(d)	27
Other operating expenses	9	-			9	-		9
	425	440			865	(62)		803
Other income (expense)
Interest income	11	13	2	(a)	26	-		26
Interest expense	(1)	(23)	(11)	(b)	(35)	11	(b)	(24)
Other	5	(7)			(2)	-		(2)
	15	(17)	(9)		(11)	11		-
Income before income taxes and other items	53	3	(9)		47	6		53
Income tax expense	(7)	(12)	4	(c)	(15)	(10)	(e)	(25)
Non-controlling interests	1	1			2	-		2
Equity in investees	-	1			1	(1)	(d)	-
Net income (loss)	$ 47	$ (7)	$ (5)		$ 35	$ (5)		$ 30
Earnings per share data:
Net income (loss) Basic and diluted	$ 0.09	$ (0.01)						$ 0.03

1  Adjustments to reflect certain estimated effects of purchase accounting.
2  Adjustments to reflect the estimated effects of the sale of discontinued operations.
3  Exclusive of amortization.

BARRICK SECOND QUARTER 2006                                                          38                                                       NOTES TO FINANCIAL STATEMENTS

Pro Forma Consolidated Statement of Income

	For the six month period ended June 30, 2005
($ millions of US dollars, except per share data in dollars)
	As reported
	Barrick	Placer Dome	Pro forma purchase adjustments[1]		Pro forma consolidated Barrick before sale of discontinued operations	Pro forma adjustments for sale of discontinued operations[2]		Pro forma consolidated Barrick
Sales	$ 947	$ 951			$ 1,898	$ (130)	(d)	$ 1,768
Costs and expenses
Cost of sales[3]	537	636			1,173	(89)	(d)	1,084
Amortization	187	133			320	(18)	(d)	302
Corporate administration	36	32			68	-		68
Exploration	53	41			94	(13)	(d)	81
Project development expense	15	34			49	(2)	(d)	47
Other operating expenses	16	-			16	-		16
	844	876			1,720	(122)		1,598
Other income (expense)
Interest income	19	26	3	(a)	48	-		48
Interest expense	(1)	(46)	(21)	(b)	(68)	21	(b)	(47)
Other	10	1			11	-		11
	28	(19)	(18)		(9)	21		12
Income before income taxes and other items	131	56	(18)		169	13		182
Income tax expense	(24)	(25)	8	(c)	(41)	(12)	(e)	(53)
Non-controlling interests	1	1			2	-		2
Equity in investees	(1)	6			5	(6)	(d)	(1)
Income before cumulative effect of changes in accounting principle	107	38	(10)		135	(5)		130
Cumulative effect of changes in accounting principle, net of tax	6	(14)	14		6	-		6
Net income	$ 113	$ 24	$ 4		$ 141	$ (5)		$ 136
Earnings per share data:
Net income Basic	$ 0.21	$ 0.06						$ 0.16
Diluted	$ 0.21	$ 0.06						$ 0.16

1 Adjustments to reflect certain estimated effects of purchase accounting.
2 Adjustments to reflect the estimated effects of the sale of discontinued operations.
3 Exclusive of amortization.

Basis of Presentation
This pro forma consolidated financial statement information has been prepared by us for illustrative purposes only to show the effect of the acquisition of 100% of Placer Dome by Barrick in the results for the three month period ended June 30, 2005 and the six month period ended June 20, 2005 had the acquisition taken place on January 1, 2005. Pro forma adjustments for the assumed effect of the sale of certain discontinued operations on the results of operations of Barrick have been reflected in this pro forma consolidated financial statement information. Pro forma information for the six months ended June 30, 2006 has not been presented because the inclusion of results for the period from January 1, 2006 to January 20, 2006 would not significantly impact the actual results for the period as reported.

The pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon finalization of the purchase price allocation and sale of discontinued operations will likely differ from those recorded in this pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the pro forma financial statement information, including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $93 million. The information prepared is only a summary.

BARRICK SECOND QUARTER 2006                                                          39                                                       NOTES TO FINANCIAL STATEMENTS

Pro Forma Assumptions and Adjustments
The pro forma consolidated statement of income for the three months ended June 30, 2005 and six months ended June 30, 2005 has been prepared from the statements of income for each of Barrick and Placer Dome for the period after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of discontinued operations as if both transactions had occurred on January 1, 2005.

The pro forma consolidated statement of income reflects the following adjustments.
(a)  An increase in interest income of $2 million for the three months ended June 30, 2005 and of $3 million for the six months ended June 30, 2005 to reflect interest income earned on the cash proceeds generated by the assumed exercise of Placer Dome stock options.
(b)  An increase in interest expense of $11 million for the three months ended June 30, 2005 and of $21 million for the six months ended June 30, 2005 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer that has been financed through temporary credit facilities. A decrease in interest expense of $11 million for the three months ended June 30, 2005 and of $21 million for the six months ended June 30, 2005 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of discontinued operations.
(c)  A credit to tax expense of $4 million for the three months ended June 30, 2005 and of $8 million for the six months ended June 30, 2005 to reflect the tax effect of the pro forma purchase adjustments in (a) and (b).
(d)  Adjustments to de-recognize the revenues and expenses for the three months ended June 30, 2005 and the six months ended June 30, 2005 relating to the discontinued operations.
(e)  Adjustments to de-recognize income tax expense for the discontinued operations for the three months ended June 30, 2005 and the six months ended June 30, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of discontinued operations.
Pro Forma Earnings Per Share
(millions of shares or US dollars, except per share data in dollars)
	Three months ended June 30, 2005	Six months ended June 30, 2005
Actual weighted average number of Barrick common shares outstanding	535	535
Assumed number of Barrick common shares issued to Placer Dome shareholders	323	323
Pro forma weighted average number of Barrick common shares outstanding	858	858
Pro forma net income	30	136
Pro forma earnings per share - basic	0.03	0.16
Pro forma weighted average number of Barrick common shares outstanding	858	858
Dilutive effect of stock options	1	1
Pro forma weighted average number of Barrick common shares outstanding - diluted	859	859
Pro forma earnings per share - diluted	0.03	0.16

B  Acquisition of Mineral Interest in Pakistan
On February 14, 2006, we entered into an agreement with Antofagasta PLC ("Antofagasta") to acquire 50% of Tethyan Copper Company's ("Tethyan") Reko Diq project and associated mineral interests in Pakistan. As part of the arrangement, we have agreed to reimburse Antofagasta approximately $115 million in cash representing 50% of the cost of acquisition, including proceeds to be paid to terminate claw-back rights to material interest in certain Tethyan's mineral interests, currently held by BHP Billiton. In June 2006, Antofagasta completed the acquisition of all the outstanding shares of Tethyan, as a result of which we are in the process of finalizing arrangements to complete the acquisition of our 50% interest in Reko Diq.

C  Acquisition of NovaGold Resources Inc.
On July 24, 2006 we announced our intention to make an all cash offer of $14.50 per share for all the outstanding shares of NovaGold Resources Inc. ("NovaGold"). The acquisition of NovaGold would enable us to consolidate our interest in the Donlin Creek project in Alaska, USA, and acquire a 100% interest in the Galore Creek project in British Columbia, Canada, and a 100% interest in the Rock Creek open-pit gold deposit, in Nome, Alaska, which is targeted to begin production by late 2006 or early 2007. NovaGold's other assets at May 31, 2006 included cash of $184 million; and investments with a market value of about $66 million. Based on the outstanding common shares of NovaGold at July 24, 2006, the cost of acquiring 100% of NovaGold would be $1.53 billion on a fully diluted basis.

BARRICK SECOND QUARTER 2006                                                          40                                                       NOTES TO FINANCIAL STATEMENTS

Also on July 24, 2006 we announced that we had reached an agreement with Pioneer Metals Corporation ("Pioneer"), whereby it will support Barrick's offer to acquire all its outstanding common shares for cash consideration of C$1.00 per share or approximately C$64.7 million on a fully diluted basis.

Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold's Galore Creek project.

4 > SEGMENT INFORMATION
In 2004, we adopted a regional business unit approach to the management of our mining operations. Our operations were organized geographically in the following regions: North America, South America, Australia/Africa, and Russia/Central Asia. We also maintained a separate exploration group to manage exploration projects on a global basis. Notwithstanding this management structure we reported information on a mine by mine basis to the chief operating decision maker, and therefore concluded that our operating segments represented individual mines and development projects. In 2006, upon completion of the Placer Dome acquisition and integration of the acquired Placer Dome mining operations, we created a separate Africa business unit distinct from Australia and added the Porgera Mine in Papua New Guinea to the Australia business unit, at the same time renaming it Australia Pacific. We revised the format of information provided to the chief operating decision maker to be consistent with our regional business unit structure, distinguishing between gold and copper mining operations. In first quarter 2006, we revised our operating segment disclosure to be consistent with the internal management structure and reporting format changes, with restatement of comparative information to conform to the current period presentation.

Income Statement Information
	Sales		Segment expenses		Segment income (loss)
For the three month period ended June 30	2006	2005	2006	2005	2006	2005
Gold
North America	$ 535	$ 259	$ 264	$ 158	$ 209	$ 51
South America	232	77	71	25	135	33
Australia Pacific	306	93	157	57	114	25
Africa	140	34	96	26	16	(1)
Russia/Central Asia	-	-	-	-	-	-
Copper
South America	295	-	62	-	223	-
Australia Pacific	48	-	24	-	21	-
Exploration group	-	-	44	29	(44)	(29)
Segment total	$ 1,556	$ 463	$ 718	$ 295	$ 674	$ 79

	Sales		Segment expenses		Segment income (loss)
For the three month period ended June 30	2006	2005	2006	2005	2006	2005
Gold
North America	$ 986	$ 549	$ 512	$ 328	$ 352	$ 118
South America	454	132	151	40	239	58
Australia Pacific	572	195	318	112	189	62
Africa	272	71	190	57	30	(6)
Russia/Central Asia	-	-	-	-	-	-
Copper
South America	443	-	141	-	285	-
Australia Pacific	83	-	54	-	24	-
Exploration group	-	-	77	53	(77)	(53)
Segment total	$ 2,810	$ 947	$ 1,443	$ 590	$1,042	$ 179

BARRICK SECOND QUARTER 2006                                                          41                                                       NOTES TO FINANCIAL STATEMENTS

Reconciliation of Segment Income
	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Segment income	$ 674	$ 79	$ 1,042	$ 179
Amortization of corporate assets	(3)	(5)	(14)	(9)
Project development expense	(28)	(8)	(47)	(15)
Corporate administration	(31)	(19)	(65)	(36)
Interest income	25	11	52	19
Interest expense	(37)	(1)	(55)	(1)
Other operating expenses	(18)	(9)	(36)	(16)
Other income (expense)	11	5	(12)	10
Income from continuing operations before income taxes and other items	$ 593	$ 53	$ 865	$ 131

Asset Information
	Amortization		Segment capital expenditures
For the three month period ended June 30	2006	2005	2006	2005
Gold
North America	$ 62	$ 50	$ 61	$ 54
South America	26	19	65	135
Australia Pacific	35	11	109	74
Africa	28	9	31	5
Russia/Central Asia	-	-	-	-
Copper
South America	10	-	6	-
Australia Pacific	3	-	-	-
Segment total	$ 164	$ 89	$ 272	$ 268
Other items not allocated to segments	3	5	2	2
Enterprise total	$ 167	$ 94	$ 274	$ 270

	Amortization		Segment capital expenditures
For the six month period ended June 30	2006	2005	2006	2005
Gold
North America	$ 122	$ 103	$ 93	$ 79
South America	64	34	154	279
Australia Pacific	65	21	195	127
Africa	52	20	54	24
Russia/Central Asia	-	-	-	-
Copper
South America	17	-	11	-
Australia Pacific	5	-	-	-
Segment total	$ 325	$ 178	$ 507	$ 509
Other items not allocated to segments	14	9	4	3
Enterprise total	$ 339	$ 187	$ 511	$ 512

BARRICK SECOND QUARTER 2006                                                          42                                                       NOTES TO FINANCIAL STATEMENTS

5 > REVENUE AND SALES CONTRACTS

	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Gold bullion sales
Spot market sales	$ 1,168	$ 409	$ 2,123	$ 861
Gold sales contracts	-	38	72	38
	1,168	447	2,195	899
Concentrate sales	45	16	89	48
	$ 1,213	$ 463	$ 2,284	$ 947

Copper Sales
Copper cathode sales	$ 289	$ -	$ 434	$ -
Concentrate sales	54	-	92	-
	$ 343	$ -	$ 526	$ -

In first quarter 2006 we acquired two copper mines through the Placer Dome acquisition. We sell copper under sales contracts entered into with customers. Under the terms of these copper sales contracts, copper prices are set on a specified future date based upon market commodity prices plus in some cases, price adjustments. Revenue is recognized on delivery when title and risk of loss pass to the customer, and collectability is reasonably assured. Revenue is measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

At June 30, 2006, we had fixed-price gold sales contracts allocated to our development projects, principally to Pascua-Lama and Pueblo Viejo for 6.5 million ounces and 3.0 million ounces respectively of future gold production. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and Pueblo Viejo and may help secure financing for construction. In addition to the gold sales contracts allocated to Pascua-Lama and Pueblo Viejo, we had 2.8 million ounces of fixed-price corporate gold sales contracts. We also had a further 0.7 million ounces of floating-price gold sales contracts. The mark-to-market on these contracts (at June 30, 2006) was as follows:
Mark-to-Market Value As at June 30, 2006 ($ millions)
Project Gold Sales Contracts	(3,148)
Corporate Gold Sales Contracts	(1,086)
Floating Price Gold Sales Contracts	(96)
(4,330)
[1] At spot gold price of $614 per ounce.

Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed-price in the contract, resulting in a mark-to-market on these contracts (at June 30, 2006) of negative $96 million, which equates to an average reduction to the future spot sales price of approximately $135 per ounce, when we deliver gold at spot prices against these contracts. At June 30, 2006, we held gold lease rate swaps, under which we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 1.0 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 15B).

In addition to our fixed-price gold sales contracts, at June 30, 2006, we had 224 million pounds of copper put options outstanding with a net fair value of $5 million (note 15B).

BARRICK SECOND QUARTER 2006                                                          43                                                       NOTES TO FINANCIAL STATEMENTS

6 > COST OF SALES

	Three month period ended June 30				Six month period ended June 30
	Gold		Copper		Gold		Copper
	2006	2005	2006	2005	2006	2005	2006	2005
Cost of goods sold[1]	$ 581	$ 289	$ 87	$ -	$1,158	$ 573	$ 194	$ -
By-product revenues[2]	(38)	(37)	(1)	-	(72)	(66)	(1)	-
Royalty expense[3]	37	13	-	-	70	26	2	-
Mining taxes	8	1	-	-	15	4	-	-
	$ 588	$ 266	$ 86	$ -	$1,171	$ 537	$ 195	$ -

  1     Cost of goods sold includes accretion expense at producing mines of $7 million (2005 - $3 million) in the three months ended June 30, 2006 and $13 million (2005 - $6 million) in the six months ended June 30, 2006. The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under "amortization". Some companies present this amount under "cost of sales". The amount presented in amortization rather than cost of sales was $164 million in the three months ended June 30, 2006 (2005 - $89 million), and $325 million (2005 - $178 million) in the six months ended June 30, 2006.

  2     We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At June 30, 2006, we had fixed-price commitments to deliver 15.5 million ounces of silver at an average price of $6.35 per ounce, and floating spot price sale contracts for 5.8 million ounces, over periods of up to 10 years. The mark-to-market on the silver sales contracts (at June 30, 2006) was negative $74 million.

  3     Through the acquisition of Placer Dome we acquired various royalty obligations at the Placer Dome mines. All production at Cortez is subject to a 1.5% gross smelter return ("GSR") royalty, with a further GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5% over a portion of the Pipeline/South Pipeline deposit. Production at the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners. Production in Queensland and Western Australia is subject to a royalty ranging from 2.5% to 2.7% of gold revenues.

7 > OTHER INCOME (EXPENSE)

	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Non-hedge derivative gains (note 15B)	$ 25	$ 3	$ 4	$ 9
Gains on sale of assets	5	-	6	1
Gain on Kabanga transaction	-	15	-	15
Environmental remediation costs[1]	(7)	(9)	(10)	(14)
Gains (losses) on sale of investments	-	-	(1)	9
World Gold Council fees	(5)	(2)	(9)	(4)
Currency translation losses	(5)	(1)	(4)	(5)
Pension and other post-retirement benefit expense	(1)	(1)	(2)	(2)
Other income (expense)	(1)	-	4	1
	$ 11	$ 5	$ (12)	$ 10

[1] Included costs at development projects and closed mines and changes in the expected costs of AROs at closed mines.

In second quarter 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine's Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. Repair costs for assets that were damaged are being expensed as incurred. We are insured for property damage and a portion of business interruption losses, and we have initiated the claims process in connection with this event. Any insurance recoveries will be recorded as other income at the time that realization of the insurance claim is deemed probable and the amount is reliably estimable.

In second quarter 2006, we completed the sale of our interest in the Cerro Casale project to a third party, consistent with the terms of an agreement that had been entered into by Placer Dome prior to the date we acquired Placer Dome. No gain or loss was recorded on closing.

BARRICK SECOND QUARTER 2006                                                          44                                                       NOTES TO FINANCIAL STATEMENTS

Pension and Other Post-Retirement Benefit Expense1

	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Expected return on plan assets	$ (5)	$ (3)	$ (11)	$ (6)
Service cost on benefit obligation	2	-	3	-
Interest cost on benefit obligation	5	3	12	6
Actuarial losses	1	1	1	2
	$ 3	$ 1	$ 5	$ 2

    1   For the three months ended June 30, 2006, $1 million of pension expense that relates to active employees at producing mines is included in cost of sales, and $1 million is included in Corporate administration (2005-$nil). For the six months ended June 30, 2006, $2 million of pension expense is included in cost of sales and $1 million is included in Corporate administration (2005-$nil).

8 > INCOME TAX EXPENSE

	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Current	$ 108	$ 8	$ 195	$ 19
Deferred	10	(1)	(2)	5
	$ 118	$ 7	$ 193	$ 24
Reduction of deferred tax liability	-	-	(31)	-
Tax rate changes	13	-	13	-
	$ 131	$ 7	$ 175	$ 24

Effective income tax rate, excluding tax rate changes and reduction of deferred tax liability	20%	13%	22%	18%

The primary reasons why our actual effective income tax rate differs from the 38% Canadian statutory rate are due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions that have different tax rates than the Canadian federal and provincial rates. We have performed a preliminary measurement of deferred tax assets and liabilities, as well as a preliminary assessment of tax contingencies and valuation allowances for the acquired Placer Dome operations. Upon finalization of the purchase price allocation we will complete the determination of tax assets and liabilities acquired, which could differ from the amounts recorded at June 30, 2006.

In first quarter 2006, an interpretative decision (ID) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.

In second quarter 2006, a new federal rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $35 million that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary we recorded a deferred income tax credit of $22 million, to reflect the impact on the measurement of deferred income tax assets and liabilities.

BARRICK SECOND QUARTER 2006                                                          45                                                       NOTES TO FINANCIAL STATEMENTS

9 > EARNINGS PER SHARE

	Three month period ended June 30		Six month period ended June 30
($ millions, except shares in millions and per share amounts in dollars)	2006	2005	2006	2005
Income from continuing operations	$ 458	$ 47	$ 684	$ 107
Plus: interest on convertible debentures	1	-	2	-
Plus: interest on preferred shares	1	-	1	-
Income available to common shareholders and after assumed conversations	$ 460	$ 47	$ 687	$ 107
Weighted average shares outstanding
Basic	863	535	820	535
Effect of dilutive securities
Stock options	4	1	4	1
Convertible debentures	9	-	9	-
Preferred shares	2	-	2	-
Diluted	878	536	835	536
Earnings per share - basic and diluted
Income from continuing operations
Basic	$ 0.53	$ 0.09	$ 0.83	$ 0.20
Diluted	$ 0.52	$ 0.09	$ 0.82	$ 0.20
Income before cumulative effect of change in accounting principle
Basic	$ 0.53	$ 0.09	$ 0.83	$ 0.20
Diluted	$ 0.53	$ 0.09	$ 0.82	$ 0.20
Net Income
Basic	$ 0.53	$ 0.09	$ 0.83	$ 0.21
Diluted	$ 0.53	$ 0.09	$ 0.82	$ 0.21

10 > OPERATING CASH FLOW - OTHER ITEMS

	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Adjustments for non-cash income statements items:
Currency translation (gains) losses	$ 2	$ (1)	$ 1	$ 2
Accretion expense	9	5	17	10
Accounting change (note 2C)	-	-	-	(6)
Deferred income tax expense (recovery) and tax rate changes (note 8)	23	(1)	(20)	5
Stock option expense (note 2C)	6	-	13	-
Gains on sale of assets (note 7)	(5)	-	(6)	(1)
(Gains) Losses on sale of investments (note 7)	-	-	1	(9)
Gain on Kabanga transaction (note 7)	-	(15)	-	(15)
Cash flow arising from changes in:
Accounts receivable	(23)	(10)	(42)	(4)
Goods and services taxes recoverable	19	24	12	7
Inventories	(103)	(51)	(101)	(74)
Accounts payable	(46)	(2)	(74)	30
Other assets and liabilities	143	17	212	(6)
Payments of reclamation costs (note 16)	(8)	(6)	(14)	(14)
Other net operating activities	$ 17	$ (40)	$ (1)	$ (75)

BARRICK SECOND QUARTER 2006                                                          46                                                       NOTES TO FINANCIAL STATEMENTS

11 > INVENTORIES	B Equity Method Investments
Gold	Copper	At June 30, 2006	At Dec. 31, 2005
At June 30, 2006	At Dec. 31, 2005	At Jun. 30, 2006	At Dec. 31, 2005	Fair value[1]	Carrying amount	Fair value[1]	Carrying amount
Ore in stockpiles	$ 460	$ 360	$49	$ -	Highland Gold Mining PLC	$ 135	$ 130	$ 134	$ 131
Ore on leach pads	84	34	74	-	Diamondex Resources Limited	8	8	6	7
Work in process	79	47	3	-	$ 143	$ 138	$ 140	$ 138
Gold doré/bullion	116	32	-	-	[1] Based on the closing market stock price.
Copper cathodes	-	-	77	-	13 > PROPERTY, PLANT AND EQUIPMENT The following assets were not being amortized.
Concentrate	3	47	-	-
Mine operating supplies	256	133	17	-
998	653	220	-
Non-current ore in stockpiles[1]	(271)	(251)	(70)	-
$ 727	$ 402	$ 150	$ -

[1] Ore that we do not expect to process in the next 12 months.

In first quarter 2006, we performed a preliminary assessment of the value of inventory acquired through the Placer Dome acquisition. We plan to complete this assessment later this year and there is some possibility that the amounts recorded in first quarter 2006 could change on finalization of the purchase price allocation.
Carrying amount at June 30, 2006	Carrying amount at December 31, 2005	Targeted timing of production start-up 2006
Development projects
Ruby Hill	50	35	2007
Pascua-Lama	396	340	2009
Cortez Hills[1]	37	-	2009
Buzwagi exploration project	102	102	-
Other exploration projects[1]	245	-	-
Total	$ 830	$ 477
12 > INVESTMENTS

1  Through the Placer Dome acquisition we acquired interests in various development and exploration projects. Amounts recorded at June 30, 2006 are based on preliminary purchase price allocations, which are subject to change after valuations are finalized later in 2006.

In second quarter 2006, production began at our Cowal mine and we began amortizing mine property, plant and equipment.

Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $60 million at June 30, 2006 for construction activities at our development projects. We also have a commitment of $115 million under an acquisition agreement with Antofagasta to acquire an interest in the Reko Diq project in Pakistan (see note 313). We also have commitments under our offers to acquire NovaGold and Pioneer as described in note 3C.

Donlin Creek Mining Venture Agreement
Through the acquisition of Placer Dome, we acquired a 30% participating interest in the Donlin Creek Joint Venture. The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaska aboriginal corporations until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property. The Donlin Creek property is

A Available-for-sale Securities
At Jun. 30, 2006	At Dec. 31, 2005
Fair value	Gains in OCI	Fair Value	Gains in OCI
Securities in an unrealized gain position
Benefit plans:[1]
Fixed-income securities	$ 4	$ -	$ 4	$ -
Equity securities	16	1	17	1
Other investments:
Equity securities	58	27	38	11
Restricted cash[3]	151	-	3	-
Bonds[4]	15	-	-	-
$ 244	$ 28	$ 62	$ 12
Securities in an unrealized loss position
Strategic investments:
Equity securities[2]	$ 10	$ (3)	$ -	$ -
$ 254	$ 25	$ 62	$ 12

1   Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.
2   All securities have been in a continuous unrealized loss position for less than three months.
3   Includes $150 million of restricted cash relating to the demand financing facility.
4   Bonds with maturity greater than 90 days.

BARRICK SECOND QUARTER 2006                                                          47                                                       NOTES TO FINANCIAL STATEMENTS

being explored and developed under a Mining Venture Agreement between NovaGold and wholly owned subsidiaries of Barrick entered into in November 2002. Under the terms of such agreement, Barrick currently holds a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold; and (3) obtaining the approval of Barrick's Board of Directors to construct a mine on the property. At the end of March 2006, Barrick satisfied the funding condition. Barrick is currently taking the steps necessary to complete the required feasibility study. 14> OTHER ASSETS
At Jun. 30, At Dec. 31, 2006 2005
Derivative instruments $ 186 $ 177
Deferred income tax sets 497 141
Other 260 199
$ 943 $ 517

15> FINANCIAL INSTRUMENTS

A   Debt Obligations

		Three months ended June 30				Three months ended March 31
At Jun.30,		2006		2005		2006		2005		At Dec.31,
	2006	Proceeds	Repayments	Proceeds	Repayments	Proceeds	Repayments	Proceeds	Repayments	2005
Long-term debt
7.50% debentures	$ 490	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 490
5.80% notes	397	-	-	-	-	-	-	-	-	397
4.87% notes	348	-	-	-	-	-	-	-	-	348
Veladero financing	240	1	-	11	-	2	-	24	-	237
Bulyanhulu financing	102	-	17	-	14	-	-	-	-	119
Variable-rate bonds	63	-	-	-	-	-	-	-	-	63
Capital leases	9	-	3	-	-	2	-	-	1	4
Peru lease facilities	86	-	5	28	-	-	2	25	-	93
Peruvian bonds	100	50	-	50	-	-	-	-	-	50
Bonds, unsecured[1]	757	-	-	-	-	-	-	-	-	-
8.50% series B Preferred
Securities[2]	79	-	-	-	-	-	-	-	-	-
Medium-term notes[3]	107	-	-	-	-	-	-	-	-	-
2.75% senior convertible
debentures[4]	299	-	-	-	-	-	-	-	-	-
First credit facility[5]	490	-	510	-	-	1,000	-	-	-	-
	3,567	51	535	89	14	1,004	2	49	1	1,801
Less: current portion	(674)	-	-	-	-	-	-	-	-	(80)
	2,893	51	535	89	14	1,004	2	49	1	1,721
Short-term debt
Demand financing facility[6]	150	-	-		-	-	-	-	-	-
Second credit facility[7]	-	-	337	-	-	37	-	-	-	-
	150	-	337	-	-	37	-	-	-	-
	$ 3,043	$ 51	$ 872	$ 89	$ 14	$ 1,041	$ 2	$ 49	$ 1	$ 1,721

1  At varying interest rates ranging from 6.37% to 7.75%, with an aggregate principal amount of $700 million. Maturities as follows: $100 million in 2007; $100 million in 2015; $200 million in 2033; $300 million in 2035.
2  The Series B Preferred securities have a principal amount of $77 million and mature in 2045. The Securities are redeemable, in whole or in part: on or after December 17, 2006 at the principal amount plus accrued and unpaid interest to the date of redemption (the "Maturity amount'); or before December 17, 2006, by paying the "Make Whole Amount", which is the greater of the Maturity Amount and the present value of scheduled payments to December 17, 2006 plus the present value of the Maturity Amount at December 17, 2006, discounted to the redemption date at the treasury rate plus 0.5%, plus accrued and unpaid interest. The Maturity Amount, or Make-Whole Amount, will be paid in cash unless we elect to pay by delivering our common shares to the Trustee of the Securities, who will sell such shares and pay the cash proceeds to the holders. Based on the closing market share price on June 30, 2006 an election to settle the principal amount in common shares would result in the issuance of about 3.7 million common shares.

BARRICK SECOND QUARTER 2006                                                          48                                                       NOTES TO FINANCIAL STATEMENTS

3  The notes have a principal amount of $96.0 million, with interest rates ranging from 6.64% to 8.05%. The notes mature at various times between 2009 and 2026.
4  The convertible debentures mature in 2023 and have a principal amount of $230 million. At any time prior to October 15, 2023, upon the occurrence of various conditions, holders of the Securities will have the right to convert each $1,000 principal amount into about 39.52 common shares, representing a conversion price of about $25.31 per common share. The conditions include, but are not limited to: If the closing price of our common shares exceeds 120% of the "Conversion Price" in effect for at least 20 trading days in the 30 consecutive trading days ended on the last trading day of the immediately preceding quarter; If for five consecutive trading days, during which each day the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of the common shares and the then current "Conversion Rate" on the conversion date; and if the Securities have been called for redemption but only such Securities may be converted. We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. Holders of the Securities can require the repurchase of the Securities for 100% of their face value on October 15, 2013 and October 15, 2018. For accounting purposes the convertible debentures are classified as a "conventional convertible debenture" and the conversion feature has not been bifurcated from the host contract.
5  In the second quarter, we repaid $510 million of our existing credit facility. In early August 2006, we increased our $1 billion credit facility to $1.5 billion and $1.01 billion remains undrawn. The facility, which is unsecured, matures in 2011.
6  We have a demand financing facility that permits borrowings of up to $150 million. The facility requires cash to be placed on deposit with the lender in an amount equal to draw downs. The net effective interest rate is 0.4% per annum. At June 30, 2006, $150 million, had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash on our balance sheet (see note 12).
7  At June 30, 2006, we had unused bank lines of credit of $765 million with an international consortium of banks. In the second quarter, $337 million of this facility was repaid. Of the primary facility of $850 million, $85 million remains utilized to support letters of credit granted for bonding and reclamation purposes. The credit facility is fully committed until 2010. The undrawn facility is available for general corporate purposes. The majority of these facilities are at long-term interest rates determined with reference to market LIBOR rates. The bank lines of credit require the borrower to maintain a consolidated tangible net worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1.5 billion.

Interest

	Three month period ended June 30				Six month period ended June 30
	2006		2005		2006		2005
	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
7.50% debentures	12	9.9%	10	8.1%	$ 24	9.6%	$ 19	7.8%
5.80% notes	6	6.1%	6	6.1%	12	6.1%	12	6.1%
4.87% notes	4	4.6%	4	4.6%	9	5.2%	9	5.2%
Veladero financing	7	11.3%	4	7.3%	13	11.0%	9	7.6%
Bulyanhulu financing	2	6.2%	3	8.9%	3	5.9%	6	9.1%
Bonds, unsecured	11	5.6%	-	-	19	5.6%	-	-
8.50% series B Preferred Securities	1	4.4%	-	-	2	5.5%	-	-
Medium-term notes	1	5.1%	-	-	2	5.2%	-	-
2.75% senior convertible debentures	1	2.0%	-	-	3	2.1%	-	-
Variable-rate bonds	-	-	-	-	1	3.7%	1	2.0%
Peruvian bonds	2	6.6%	1	4.5%	2	4.6%	1	2.3%
Peru lease facilities	1	5.1%	1	6.1%	3	6.3%	2	4.8%
Demand financing facility[3]	5	9.1%	-	-	6	8.9%	-	-
First credit facility[2]	11	5.4%	-	-	20	5.2%	-	-
Second credit facility	2	5.2%	-	-	5	5.1%	-	-
Other interest	1	-	2	-	1	-	-	-
	67		31		125		59
Less: interest allocated to discontinued operations	(7)		-		(21)		-
Less: interest capitalized	(23)		(30)		(49)		(58)
	37		1		55		1
Cash interest paid	93		25		104		52
Amortization of debt issue costs	3		2		6		3
Amortization of fair value premium	(4)		-		(6)		-
Losses on interest rate hedges	3		1		5		1
Increase (decrease) in interest accruals	(28)		3		16		3
Interest cost	67		31		$ 125		$ 59

1  The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and the fair value premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.
2  Interest paid on the First Credit Facility drawdown of the $1 billion, to provide funding to pay for the cash component of the Placer Dome acquisition, was reimbursed to US from Goldcorp in May.
3  We have a demand financing facility that permits borrowings of up to $150 million. The facility requires cash to be placed on deposit with the lender in an amount equal to draw downs. The net effective interest rate is 0.4% per annum.

BARRICK SECOND QUARTER 2006                                                          49                                                       NOTES TO FINANCIAL STATEMENTS

Debt Maturities (Principal Repayments)

	2006	2007	2008	2009	2010 and thereafter
7.50% debentures	$ -	$ 500	$ -	$ -	$ -
5.80% notes	-	-	-	-	400
4.87% notes	-	-	-	-	350
First credit facility	-	-	-	-	490
Veladero financing	28	55	45	50	59
Bulyanhulu financing	17	34	34	17	-
Bonds, unsecured	-	100	-	-	600
8.50% series B Preferred Securities	-	-	-	-	77
Medium-term notes	-	-	-	16	80
2.75% senior convertible debentures	-	-	-	-	230
Variable-rate bonds	-	-	-	-	63
Peruvian bonds	-	-	-	-	100
Demand financing facility	-	45	15	15	75
	$ 45	$ 734	$ 94	$ 98	$2,524
Minimum annual payments under capital leases	$ 8	$ 20	$ 16	$ 16	$ 30

B Derivative Instruments ("Derivatives") Placer Dome Acquisition Through the acquisition of Placer Dome in first quarter 2006 we acquired the following derivative positions:
Gold sold forward contracts were designated as cash flow hedges at the date of acquisition. The Placer gold cash flow hedge position has since been eliminated, with 3.0 million ounces having been eliminated in second quarter 2006. Approximately 6.2 million ounces of the acquired Placer Dome positions received hedge accounting treatment for the period from the date of acquisition to the date they were eliminated, and under which they had a designated date and price against specific future gold sales.

	Notional amount	Fair value at Jan. 20, 2006[1]
Gold sold forward contracts (millions of ounces)	7.0	$ (1,544)
Gold bought forward contracts (millions of ounces)	0.3	14
Gold options (millions of ounces)	1.0	(188)
Silver contracts (millions of ounces)	6.5	(11)
A$ currency contracts (A$ millions)	133	22
[1] Fair values on January 20, 2006 are preliminary and gains or losses recorded are subject to adjustment on finalization of valuations.

BARRICK SECOND QUARTER 2006                                                          50                                                       NOTES TO FINANCIAL STATEMENTS

Summary of Derivatives at June 30, 20061

	Notional Amount by Term to Maturity			Accounting Classification by Notional Amount			Fair Value
	Within 1 year	2 to 5 years	Total	Cash flow hedge	Fair value hedge	Non-Hedge
US dollar interest rate contracts
Receive-fixed swaps (millions)	$ 500	$ 100	$ 600	$ -	$ 500	$ 100	$ (14)
Pay-fixed swaps (millions)	-	125	125	-	-	125	(8)
Net notional position	$ 500	$ (25)	$ 475	$ -	$ 500	$ (25)	$ (22)
Currency contracts
C$:US$ contracts (C$ millions)	C$ 271	C$ 361	C$ 632	C$ 632	-	-[2]	$ 74
A$:US$ contracts (A$ millions)	A$ 819	A$ 1,561	A$ 2,380	A$ 2,317	-	A$ 63	$ 94
ARS:US$ contracts (ARS millions)	18	-	18	18	-	-	-
CLP:US$ Contracts (CLP billions)	32	-	32	-	-	32	-
Commodity contracts
Gold sold forward contracts (thousands of ounces)	631	364	995	-	-	995	$ (297)
Gold bought forward contracts (thousands of ounces)	995	-	995	-	-	995	9
Copper purchased put option contracts (millions of pounds)	224	-	224	145	-	79	6
WTI forward and option contracts (thousands of barrels)	614	1,761	2,375	1,992	-	383	53
MOPS bought forward contracts (thousands of barrels)	55	-	55	55	-	-	-
Propane bought forward contracts (millions of gallons)	10	-	10	9	-	1	4
Natural gas bought forward contracts (millions of Btu)	1	-	1	-	-	1	(1)

1  Excludes gold sales contracts and gold lease rate swaps (see note 5).
2  Non-hedge currency contracts with a notional amount of $40 million were economically closed out by entering into offsetting positions albeit with differing counterparties.

US Dollar Interest Rate Contracts

Fair value hedges
Receive-fixed swaps totaling $500 million have been designated against the 71/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor.

Non-hedge contracts
We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in fixed-price gold sales contracts (see note 5). The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position largely mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.

We have $100 million of receive-fixed swaps, which economically hedge the variability of forecasted interest receipts on our cash balances caused by changes in Libor. We have concluded these contracts no longer meet the "highly effective" criterion in FAS 133 due to differences in the frequency of cash receipts.

Currency Contracts
Cash flow hedges
Currency contracts under which we sell US dollars and buy foreign currencies totaling C$632 million, A$2,317 million, and ARS 18 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates.

Commodity Contracts
Cash flow hedges
Commodity contracts totaling 2,047 thousand barrels of crude oil and 9 million gallons of propane have been designated against forecasted purchases of these commodities for expected consumption at our mining operations.

Gold sold forward contracts acquired through the Placer Dome acquisition were designated in first quarter 2006 against forecasted gold sales as a hedge of the variability in market prices on future sales. Hedged items were identified as the first stated quantity of ounces of forecasted sales in a future month. These hedge contracts have been terminated or de-designated and

BARRICK SECOND QUARTER 2006                                                          51                                                       NOTES TO FINANCIAL STATEMENTS

the effective portion of changes in fair value of the gold contracts has been recorded in OCI until the forecasted gold sale impacts earnings.

Copper put options totaling 145 million pounds have been designated against forecasted copper sales as a hedge of the variability in market prices on future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a dollar offset method. The prospective assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Non-hedge contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Lagunas Norte mine. On completion of regression analysis, we concluded that the contracts do not meet the "highly effective" criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.

Non-hedge copper contracts are used to mitigate the risk of copper price changes on copper sales at the Osborne and Zaldívar mines. We concluded that these contracts do not meet the "highly effective" criterion in FAS 133 because of differences in the underlyings in the copper price exposure and the derivative instrument.

Non-hedge Derivative Gains (Losses)1

	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Non-hedge derivatives
Commodity contracts	$ 22	$ 2	$ 2	$ 6
Currency contracts	-	(1)	(5)	1
Interest rate contracts	1	-	3	1
Share purchase warrants	1	(1)	2	-
	24	-	2	8
Hedge ineffectiveness
Ongoing hedge inefficiency	1	3	2	-
Due to changes in timing of hedged items	-	-	-	1
	$ 25	$ 3	$ 4	$ 9

1 Non-hedge derivative gains (losses) are classified as a component of other income/expense (see note 7).

BARRICK SECOND QUARTER 2006                                                          52                                                       NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold	Copper	Fuel	Operating costs	Administration costs	Capital expenditures	Cash balances	Long-term debt	Total
At Dec. 31, 2005	$ -	$ -	$ 38	$ 102	$ 30	$ 39	$ (2)	$ (18)	$ 189
Effective portion of change in fair value of hedging instruments	(148)	(13)	16	50	13	3	(2)	-	(81)
Transfers to earnings:
On recording hedged items in earnings	67	-	(8)	(41)	(8)	(2)	-	-	8
Hedge ineffectiveness due to changes in timing of hedged items	-	-	-	-	-	-	-	-	-
At June 30, 2006	$ (81)	$ (13)	$ 46	$ 111	$ 35	$ 40	$ (4)	$ (18)	$ 116
Hedge gains/losses classified within	Gold sales	Copper sales	Cost of sales	Cost of sales	Administration	Amortization	Interest expense	Interest cost
Portion of hedge gain (loss) expected to affect earnings in the next twelve months[1]	$ (93)	$ (19)	$ 18	$ 68	$ 19	$ 2	$ (3)	$ (1)	$ (8)

1 Based on the fair value of hedge contracts at June 30, 2006.

16 > ASSET RETIREMENT OBLIGATIONS (AROs)		Deferred income tax assets Tax losses	$ 355
At January 1, 2006	$ 446	Derivative instruments	381
AROs acquired through Placer Dome Acquisition[1]	171	Other	80
AROs incurred in the period	6	Valuation allowances	(445)
Impact of revisions to expected cash flows			371
Adjustments to carrying amount of assets	(3)	Deferred income tax liabilities:
Settlements		Capital assets	(595)
Cash payments	(14)	Other	(130)
Settlement gains	(2)	Net deferred tax liaibility	$ (354)
Accretion	17	Classification:
At June 30, 2006	621	Current assets	$2
Current portion	(44)	Non-current assets	296
	$ 577	Current liabilities	(46)
		Non-current liabilities	(606)
			$(354)
1 Amounts are based on preliminary estimates and subject to adjustment on finalization of valuations.

17 > DEFERRED INCOME TAXES	Loss and Tax Carry Forwards Acquired Through the
On acquisition of Placer Dome, we recorded deferred	Placer Dome Acquisition:
income tax assets and liabilities based on the
preliminary purchase price allocation. The amounts of	Country	Category		Expiry
recorded deferred income tax assets, liabilities, and	Australia	Operating losses	$ 454	n/a
associated valuation allowance are preliminary. Our	Canada	Non-capital losses	365	2006-2016
assessment of the amounts recorded is not yet		Net capital losses	-	n/a
complete and will also be affected by any adjustments		Investment tax credit	3	2009-2014
to the recorded amounts of other assets and liabilities.	Chile	Operating losses	35	n/a
In second quarter 2006 we updated our preliminary	South Africa	Non-capital losses	134	n/a
measurement of deferred tax assets and liabilities due	Tanzania	Non-capital losses	-	n/a
to reflect a more advanced assessment of valuation	US	Operating - regular tax	82	2019-2029
allowances and the measurement of deferred tax		Operating - Alternative
liabilities at acquisition. These balances are subject to		minimum tax	135	2019-2025
further adjustments over the course of 2006. Amounts		Alternative minimum tax
of recorded deferred income tax assets and liabilities at		credits	22	n/a
the date of acquisition, based on this preliminary	Other	Operating losses	124	2006-2014
allocation, comprise:

BARRICK SECOND QUARTER 2006                                                          53                                                       NOTES TO FINANCIAL STATEMENTS

18 > CAPITAL STOCK

A   Common Shares
In first quarter 2006, we issued 322.8 million shares in connection with the acquisition of Placer Dome. In the three months ended June 30, 2006, we declared and paid dividends in US dollars totaling $0.11 per share (three months ended June 30, 2005: $0.11 per share).

B   Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. ("BGI") issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek mines.

At June 30, 2006,1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2005 - 0.7 million common shares). While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

Summarized Financial Information for BGI

Dome acquisition (see note 3A). The Canadian dollar share options have a weighted average exercise price of C$28.78, an aggregate intrinsic value of C$68.6 million and an average remaining contractual term of 4.6 years. The US dollar share options have a weighted average exercise price of US$23.50, an aggregate intrinsic value of US$43.0 million and an average remaining contractual term of 5.9 years.

At June 30, 2006, 10.6 million Canadian dollar share options and 1.9 million US dollar share options were fully vested. The Canadian dollar options have an average exercise price of C$29.16, an aggregate intrinsic value of C$57.8 million and an average remaining contractual term of 3.9 years. The US dollar share options have an average exercise price of US$20.87, an aggregate intrinsic value of US$16.5 million and an average remaining contractual term of 6.1 years.

For the three months ended June 30, 2006, 0.9 million Canadian dollar share options and 0.4 million US dollar share options were exercised. The Canadian options exercised had an intrinsic value of C$5.6 million. The US dollar share options exercised had an intrinsic value of US$1.6 million for the three months ended June 30, 2006, Canadian dollar share options with a fair market value of C$1.4 million and US share options with a fair market value of US$0.6 million vested.

For the six months ended June 30, 2006,1.8 million Canadian dollar share options and 0.7 million US dollar share options were exercised. The Canadian options exercised had an intrinsic value of C$12.6 million and the US share options exercised had an intrinsic value of US$7.2 million. For the six months ended June 30, 2006, Canadian dollar share options with a fair market value of C$4.8 million and US share options with value of US$1.5 million vested.

For the three and six months ended June 30, 2005, we utilized the intrinsic value method of accounting for stock options and no compensation expense was recorded. If compensation expense had been determined in accordance with the fair value provisions of SFAS No. 123 pro-forma net income and net income per share would have been as follows:

	Three month period ended June 30		Six month period ended June 30
	2006	2005	2006	2005
Total revenues and other income	$ 97	$ 46	$ 144	$ 98
Less: costs and expenses	(38)	(19)	(80)	(76)
Income before taxes	$ 59	$ 27	$ 64	$ 22
Net income	$ 56	$ 25	$ 59	$ 20

	At June 30 2006		At Dec. 31, 2005
Assets
Current assets		$ 65		$ 119
Non-current assets		62		88
		$ 127		$ 207
Liabilities and shareholders’ equity
Other current liabilities		11		25
Intercompany notes payable		406		390
Other long-term liabilities		43		43
Deferred income tax liabilities		4		12
Deficit		(337)		(263)
		$ 127		$ 207

19> STOCK-BASED COMPENSATION
At June 30, 2006, 13.7 million Canadian dollar share options and 7.0 million US dollar share options were outstanding, including 1.9 million share options assumed in the Placer

BARRICK SECOND QUARTER 2006                                                          54                                                       NOTES TO FINANCIAL STATEMENTS

Stock Option Expense
	Three month period ended June 30	Six month period ended June 30
($ millions, except per share amounts in dollars)	2005	2005
Pro forma effects
Net income, as reported	$ 47	$ 113
Stock option expense	$ (8)	$ (15)
Pro forma net income	$ 39	$ 98
Net income per share:
As reported[1]	$0.09	$0.21
Pro forma[1]	$0.07	$0.18
[1] Basic and diluted.

20> OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

		Three month period ended June 30		Six month period ended June 30
		2006	2005	2006	2005
Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $31, $91, $61, $95		$ 84	$199	$128	$206
Investments, net of tax of $nil, $nil, $nil, $nil		28	15	12	21
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil		(143)	(146)	(143)	(146)
Additional pension liability net of tax of $nil, $nil, $nil, $nil		(28)	(12)	(28)	(12)
		$ (59)	$56	$(31)	$69
Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges		(34)	5	(81)	26
Changes in fair value of investments		(3)	(5)	12	(2)
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings
On recording hedged items in earnings:		35	(32)	8	(63)
Hedge ineffectiveness due to changes in timing of hedged items		-	-	-	(1)
Investments:
Losses realized on sale		-	-	1	(9)
Other comprehensive loss, before tax		(2)	(32)	(60)	(49)
Income tax recovery related to OCI		9	8	39	12
Other comprehensive income (loss), net of tax		$ 7	$(24)	$(21)	$(37)
Accumulated OCI at June 30
Cash flow hedge gains, net of tax of $32, $83, $32, $83		84	180	84	180
Investments, net of tax of $nil, $nil, $nil, $nil		25	10	25	10
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil		(143)	(146)	(143)	(146)
Additional pension liability net of tax of $10, $nil, $10, $nil		(18)	(12)	(18)	(12)
		$(52)	$32	$(52)	$32

21 > LITIGATION AND CLAIMS

Wagner Complaint
On June 23, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The Plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in

BARRICK SECOND QUARTER 2006                                                          55                                                       NOTES TO FINANCIAL STATEMENTS

part Barrick's motion to dismiss the action. The Court granted the plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004. The Plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick's motion to dismiss. On March 10, 2006, Barrick moved for reconsideration of a portion of the Court's January 31, 2006 Order. On April 3, 2006, plaintiffs moved for reconsideration of a portion of the Court's January 31, 2006 Order. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Wilcox Complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California ("Homestake California") and Homestake Mining Company ("Homestake") were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, named Homestake and Homestake California, along with an unspecified number of unidentified defendants, as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs' claims based on strict and absolute liability and ruled that plaintiffs' state law claims are pre-empted by the Price-Anderson Act. Plaintiffs filed a Third Amended Complaint on April 10, 2006, which increased the number of plaintiffs from 26 to 28 and omitted the claims previously dismissed by the Court, but otherwise did not materially alter the claims asserted. An Initial Scheduling Order has been issued by the Court. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Cowal Project
Opponents of Barrick's Cowal project continue to pursue various claims, legal proceedings and complaints against the project and the Company's compliance with its permits and licenses. Barrick has and will continue to vigorously defend such actions. No amounts have been accrued for any potential loss under this complaint.

Placer Dome Litigation and Claims
Through the acquisition of Placer Dome we inherited certain pre-existing litigation and claims that are described in this note. We are presently assessing these pre-acquisition contingencies and we expect that the preliminary assessments at June 30 2006 will be finalized later in 2006. Consequently, it is possible that our final assessment of these matters, including the required amounts of recorded liabilities and related disclosures may differ from the preliminary positions.

Golden Sunlight Mine
Placer Dome's subsidiary, Golden Sunlight Mines, Inc. is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $55 million. The matter remains pending before the courts in Montana. No accruals have been made for the potential cost of the partial back-fill option.

Marcopper Mine Complaint
Placer Dome and Marcopper Mining Corporation ("Marcopper") are named as defendants (the "Defendants") in two complaints detailed below (the "Complaints") filed in the Regional Trial Court (the "Court"), Fourth Judicial Region, Boac, Marinduque, Philippines respecting the alleged damages arising from the mining operations of the Marcopper mine. The Marcopper mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper mine ceased mining operations in 1996. Placer Dome indirectly owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.

In April 2001, a complaint was filed in the Court (the "Mogpog Complaint") by Rita Natal and 60 other individuals (the "Mogpog Plaintiffs") against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state. In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the

BARRICK SECOND QUARTER 2006                                                          56                                                       NOTES TO FINANCIAL STATEMENTS

Court's prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order. By order issued November 22, 2004, the Court granted the motion for reconsideration reinstating the claims against Marcopper only and dismissing the motion against Placer Dome. Subject to appeal, the case stands dismissed against Placer Dome. No appeal has been commenced by the Mogpog Plaintiffs. To date, the Court has not affected service of the Mogpog Complaint on Placer Dome. Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.

In July 2004, a complaint was filed in the Court (the "Calancan Bay Complaint") framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailings from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the "Calancan Bay Plaintiffs") is fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants' decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood. To date, the Court has not affected service of the Calancan Bay Complaint on Placer Dome. Management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages. If the Calancan Bay Complaint proceeds, the company intends to vigorously defend against all claims made. No amounts have been accrued for any potential loss under either the Mogpog Complaint or the Calancan Bay Complaint in the preliminary purchase price allocation.

Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines ("Province"), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Province seeks "to recover damages for injuries to the natural, ecological and wildlife resources within its territory", but "does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property". In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete "the remediation, environmental cleanup, and balancing of the ecology of the affected areas," and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation ("Marcopper"). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Company has until August 16, 2006 to respond to these new motions from the Province. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under the complaint in the preliminary purchase price allocation.

Lawyers Environmental Action Team ("LEAT") Complaint
On July 29th, 2003, LEAT filed a complaint (the "Complaint") with the Tanzanian Commission for Human Rights and Good Governance ("the Commission") in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the "Complainants") against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the "Respondents"). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the "Property").

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the

BARRICK SECOND QUARTER 2006                                                          57                                                       NOTES TO FINANCIAL STATEMENTS

Complainants as a result of their eviction from the	SUMMARY FINANCIAL INFORMATION (100%)
Property), and an order requiring the Tanzanian
Minister of Energy and Minerals to suspend or cancel	Income Statement and Cash Flow Information
any mineral rights granted to Placer Dome and to
"afresh" the Agreement between Placer Dome and the		Three month period		Six month period
Tanzanian Government concerning the payment of		ended June 30		ended June 30
royalties, taxes and other charges (with a view to		2006	2005	2006	2005
increasing such amounts to be paid). The Commission	Revenues	$ 444	$ 243	$ 850	$ 496
has convened a hearing on certain preliminary issues	Costs and expenses	336	198	720	429
respecting the Complaint. Management believes, on	Net Income	$ 108	$ 45	$ 130	$ 67
balance, that the Complaint will not be successful and,	Operating activities[1]	$ 109	$ 61	$ 240	$ 142
in particular, that it will not adversely impact Placer	Investing activities[1]	$ (53)	$ (9)	$ (104)	$ (20)
Dome's title to its mining concessions. No amounts	Financing activities[12]	$ (48)	$ (52)	$ (120)	$ (117)
have been accrued for any potential loss under the
complaint in the preliminary purchase price allocation.	[1] Net cash inflow (outflow)
[2] Includes cash flows between the joint ventures and joint venture partners.

Porgera Complaint	Balance Sheet Information
In early 2006, a summons was served on, among		At June 30,	At Dec. 31,
others, certain of the participants in the Porgera mine		2006	2005
joint venture, including Placer Dome (PNG) Limited	Assets
(which holds a 50% interest in, and is manager of, the	Inventories	$ 326	$ 176
joint venture), and various governmental entities in a	Property, plant and equipment	923	504
lawsuit (the "Complaint") brought in the courts of Papua	Other assets	128	87
New Guinea by a number of individuals. The		$1,377	$ 767
Complaint, which was filed ostensibly as a class action,	Liabilities
alleges that the Porgera mine joint venture has been	Current liabilities	$ 167	$ 123
improperly discharging wastes and other	Long-term obligations	206	105
contaminants into the Porgera River and adjacent		$ 373	$ 228
areas, causing damage to human health and the
environment. The damages sought were unspecified.
On May 3, 2006, at a hearing on the defendant's motion
to strike the Complaint, the Court granted the plaintiff's
lease to withdraw the proceedings, ordering that the
plaintiffs' would not be permitted to recommence
proceedings until they had remedied certain defects in
the Complaint and had satisfied the Court's order to pay
the defendant's costs.

22 > UNINCORPORATED JOINT VENTURES
Our major interests in proportionately consolidated unincorporated joint ventures are a 50% interest in the Kalgoorlie Mine in Australia; a 50% interest in the Round Mountain Mine in the United States; a 50% interest in the Hemlo Mine in Canada; and a 33% interest in the Marigold Mine in the United States. In first quarter 2006 we also acquired interests in certain unincorporated joint ventures through the acquisition of Placer Dome, including: a 60% interest in the Cortez Mine in the United States; a 75% interest in the Porgera Mine in Papua New Guinea; and a 75% interest in the Turquoise Ridge mine in the United States.

BARRICK SECOND QUARTER 2006                                                          58                                                       NOTES TO FINANCIAL STATEMENTS

CORPORATE OFFICE
Barrick Gold Corporation
BCE Place, TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415
Email: investor@barrick.com
Website: www.barrick.com

TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5660
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com

SHARES LISTED ABX - The Toronto Stock Exchange The New York Stock Exchange The Swiss Stock Exchange Euronext - Paris BGD - The London Stock Exchange	Mellon Investor Services, L.L.C. 480 Washington Blvd. Jersey City, NJ 07310 Email: shrrelations@mellon.com Website: www.mellon-investor.com
INVESTOR CONTACT James Mavor Vice President, Investor Relations Tel: (416) 307-7463 Email: jmavor@barrick.com	MEDIA CONTACT Vincent Borg Senior Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

ADDITIONAL INFORMATION

Investors and security holders are advised to read the tender offer statement by Barrick Gold Corporation related to the proposed tender offer for the outstanding common shares of NovaGold Resources Inc. when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the tender offer statement when it becomes available and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free when it becomes available from Barrick Gold Corporation on the website or by directing a request to Barrick Gold Corporation’s investor relations department.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in our credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.